Filed Pursuant to Rule 424(b)(7)
Registration No. 333-221344

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not offers to sell nor do they seek offers to buy those securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion dated March 8, 2018

PRELIMINARY PROSPECTUS SUPPLEMENT
(to prospectus dated November 3, 2017)
5,674,200 Common Shares

This prospectus supplement relates to the common shares of Arch Capital Group Ltd. being sold by the selling shareholders identified in this prospectus supplement (collectively, the “Selling Shareholders”). The Selling Shareholders are selling 5,674,200 shares, par value $0.0033 per share (our “Common Shares”). Arch Capital Group Ltd. will not receive any of the proceeds from the sale of shares to be offered by the Selling Shareholders.
Our Common Shares are traded on The NASDAQ Stock Market LLC (“NASDAQ”) under the symbol “ACGL.” On March 8, 2018, the last reported sale price of our Common Shares on NASDAQ was $88.72 per share.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds, before expenses, to Selling Shareholders
Per share	$	$	$
Total	$	$	$
____________________

(1)	See “Underwriting—Commissions and Discounts” in this prospectus supplement for additional discussion regarding underwriting discounts and commissions.

Investing in our Common Shares involves risks. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page S-6 of this prospectus supplement, as well as those contained in the accompanying prospectus and the documents incorporated by reference herein and therein.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the Common Shares on or about March , 2018. See “Underwriting.”

Joint Book-Running Managers
Barclays	Deutsche Bank Securities

The date of this prospectus supplement is March , 2018.

ABOUT THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering, risk factors and material tax considerations of the Common Shares that are being sold in this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. It is important for you to read and consider all information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein in making your investment decision. To fully understand this offering, you should also read all of these documents, including our Annual Report on Form 10-K for the year ended December 31, 2017 (“2017 Form 10-K”) and the other documents referred to under the caption “Where You Can Find Additional Information” in this prospectus supplement. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus, on the other hand, the information in this prospectus supplement shall control.
You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and neither the underwriters nor the Selling Shareholders have, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and neither the underwriters nor the Selling Shareholders are, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and in the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
In this prospectus supplement and in the accompanying prospectus, except as otherwise noted or the context requires otherwise: (a) “Arch Capital” and “ACGL” refer to Arch Capital Group Ltd., (b) “we,” “us,” “our” and “the Company” refer to Arch Capital and its subsidiaries, (c) “Arch Re Bermuda” refers to our wholly owned Bermuda reinsurance subsidiary, Arch Reinsurance Ltd., (d) “Arch Re U.S.” refers to our wholly owned U.S. reinsurance subsidiary, Arch Reinsurance Company, (e) “Arch Insurance Europe” refers, collectively, to the U.K. insurance operations of Arch Insurance Company (Europe) Limited (“Arch Insurance Company Europe”) and the managing agent and syndicate at Lloyd’s of London, (f) “Arch MI Europe” refers to Arch Mortgage Insurance Designated Activity Company, (g) “Arch Insurance Canada” refers to our wholly owned Canadian insurance subsidiary, Arch Insurance Canada Ltd., (h) “Arch MI U.S.” refers to our wholly owned U.S. mortgage insurance subsidiaries, Arch Mortgage Insurance Company and United Guaranty Residential Insurance Company, (i) “Arch Group” refers to our insurance subsidiaries, (j) “AIG” refers to American International Group, Inc. and (k) “the Selling Shareholders” refers, collectively, to American Home Assurance Company, Lexington Insurance Company and National Union Fire Insurance Company of Pittsburgh, Pa., wholly owned subsidiaries of AIG.
Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority (“BMA”) for the issue and transfer of our shares, which includes the Common Shares, to and between non-residents and residents of Bermuda for exchange control purposes provided our shares remain listed on an appointed stock exchange, which includes the NASDAQ Global Select Market. In granting such consent, the BMA does not accept any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus supplement.

PROSPECTUS SUPPLEMENT SUMMARY
This summary is not complete and does not contain all the information you should consider. You should read this entire prospectus supplement and the accompanying prospectus carefully, including without limitation, the documents incorporated by reference in this prospectus supplement or the accompanying prospectus, the sections entitled “Risk Factors” in this prospectus supplement and in the accompanying prospectus and the section entitled “Cautionary Note Regarding Forward-Looking Statements.”
Arch Capital Group Ltd.
Arch Capital Group Ltd. is a Bermuda public company limited by shares, with approximately $11.30 billion in capital at December 31, 2017 and, through operations in Bermuda, the United States, Europe and Canada, writes insurance, reinsurance and mortgage insurance on a worldwide basis through its wholly owned subsidiaries. While we are positioned to provide a full range of property, casualty and mortgage insurance and reinsurance lines, we focus on writing specialty lines of insurance and reinsurance. For 2017, we wrote $4.96 billion of net premiums and reported net income available to Arch common shareholders of $566.5 million. Book value per common share was $60.91 at December 31, 2017, compared to $55.19 per share at December 31, 2016.
The worldwide insurance and reinsurance industry is highly competitive and has traditionally been subject to an underwriting cycle in which a hard market (high premium rates, restrictive underwriting standards, as well as terms and conditions, and underwriting gains) is eventually followed by a soft market (low premium rates, relaxed underwriting standards, as well as broader terms and conditions, and underwriting losses). Insurance market conditions may affect, among other things, the demand for our products, our ability to increase premium rates, the terms and conditions of the insurance policies we write, changes in the products offered by us or changes in our business strategy.
The financial results of the insurance and reinsurance industry are influenced by factors such as the frequency and/or severity of claims and losses, including natural disasters or other catastrophic events, variations in interest rates and financial markets, changes in the legal, regulatory and judicial environments, inflationary pressures and general economic conditions. These factors influence, among other things, the demand for insurance or reinsurance, the supply of which is generally related to the total capital of competitors in the market.
The broad property casualty insurance market environment continues to be competitive in our business, consistent with our view in prior quarters, reflecting slight deterioration in rates across certain sectors. This has led to flat or lower writings in certain property casualty lines in 2017. With the continued low interest rate environment, additional price increases are needed in many lines in order for us to achieve our return requirements. Recent catastrophic loss activity, including Hurricanes Harvey, Irma and Maria and the California wildfires, may result in improvements in rates and provide opportunities for growth. Our underwriting teams continue to execute a disciplined strategy by emphasizing small and medium-sized accounts over large accounts and by utilizing reinsurance purchases to reduce volatility on large account, high capacity business.
Our mortgage segment continues to experience favorable market conditions. The mortgage segment includes our U.S. primary mortgage insurance operations, international mortgage insurance and reinsurance operations as well as government sponsored enterprise (“GSE”) credit-risk sharing transactions. On December 31, 2016, we completed the acquisition of United Guaranty Corporation, a North Carolina corporation (“UGC”) from American International Group, Inc. (“AIG”). The acquisition of UGC expanded our U.S. primary mortgage insurance operations by combining UGC’s position as the market leader in the U.S. private mortgage insurance industry with Arch’s financial strength and history of innovation. On July 1, 2017, we completed our previously announced acquisition of AIG United Guaranty Insurance (Asia) Limited from AIG (renamed “Arch MI Asia Limited”).
Our objective is to achieve an average operating return on average equity of 15% or greater over the insurance cycle, as opposed to any one calendar year, which we believe to be an attractive return to our common shareholders given the risks we assume. We continue to look for opportunities to find acceptable books of business to underwrite without sacrificing underwriting discipline and continue to write a portion of our overall book in catastrophe-exposed business, which has the potential to increase the volatility of our operating results.
We monitor our capital adequacy on a regular basis and will seek to adjust our capital base (up or down) according to the needs of our business. The future capital requirements of our business will depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. In particular, we require (1) sufficient capital to maintain our financial strength ratings, as issued by several ratings agencies, at a level considered necessary by management to enable our key operating subsidiaries to compete; (2) sufficient capital to enable our underwriting subsidiaries to meet the capital adequacy tests performed by statutory agencies in the U.S. and other key markets; and (3) our non-U.S. operating companies are required to post letters of credit and other forms of collateral that are necessary for them to operate as they are “non-admitted” under U.S. state insurance regulations. Our ability to underwrite is largely dependent upon the quality of our claims paying and financial strength ratings as evaluated by independent rating agencies.
As part of our capital management program, we may seek to raise additional capital or may seek to return capital to our shareholders through share repurchases, cash dividends or other methods (or a combination of such methods). Any such determination will be at the discretion of our board of directors and will be dependent upon our profits, financial requirements and other factors, including legal restrictions, rating agency requirements and such other factors as our board of directors deems relevant.
Principal Executive Office
Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (telephone number: (441) 295-1422), and our principal executive offices are located at Waterloo House, Ground Floor, 100 Pitts Bay Road, Pembroke HM 08, Bermuda (telephone number: (441) 278-9250). We maintain a website at http://www.archcapgroup.com. The information contained on our website is not incorporated herein by reference and does not form a part of this prospectus supplement or the accompanying prospectus.

THE OFFERING BY SELLING SHAREHOLDERS
The following is a brief summary of certain terms of this offering of common shares of Arch Capital, par value $0.0033 per share (“Common Shares”). For a more complete description of the terms of the Common Shares, see “Description of Arch Capital Common Shares” in this prospectus.

Selling Shareholders	American Home Assurance Company, Lexington Insurance Company and National Union Fire Insurance Company of Pittsburgh, Pa. See “Selling Shareholders.”
Offering by Selling Shareholders
5,674,200 Common Shares. The Common Shares offered hereby are being issued upon conversion of 567,420 of Series D Convertible Preferred Shares that were issued to AIG in connection with the Company’s acquisition of UGC.

Common Shares outstanding after completion of this offering
136,690,359 Common Shares as of March 5, 2018, giving effect to the offering of the Common Shares by the Selling Shareholders contemplated hereby, as if such offering had occurred on such date. Common Shares exclude the impact of (i) 6,484,162 outstanding employee stock options with a weighted average exercise price of $51.93; and (ii) 304,588 restricted stock units.

Use of proceeds
Proceeds from the sale of Common Shares covered by this prospectus supplement will be received by the Selling Shareholders. We will not receive any proceeds from the sale of the Common Shares covered by this prospectus supplement. See “Use of Proceeds” in this prospectus supplement.

Risk Factors
You should consider carefully all of the information set forth, referred to or incorporated in this prospectus supplement and, in particular, should evaluate the specific factors set forth in the section entitled “Risk Factors” for an explanation of certain risks related to purchasing the Common Shares.

NASDAQ Symbol	ACGL

Summary Historical Condensed Financial Information
The table below shows our summary consolidated historical condensed financial information at the dates and for the periods indicated. Our summary historical financial information as of and for the years ended December 31, 2017, 2016 and 2015 has been derived from our audited consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, an independent registered public auditing firm, and are incorporated by reference herein. See “Where You Can Find Additional Information” in this prospectus supplement.

	December 31,
(U.S. dollars in thousands, except share data)	2017	2016	2015
Balance Sheet Data:
Total investments	$21,840,012	$19,719,651	$15,842,941
Premiums receivable	1,135,249	1,072,435	983,443
Reinsurance recoverable on unpaid and paid losses and LAE	2,540,143	2,114,138	1,867,373
Goodwill and intangible assets	652,611	781,553	97,531
Total assets	32,051,658	29,372,109	23,138,931
Reserves for losses and LAE	11,383,792	10,200,960	9,125,250
Unearned premiums	3,622,314	3,406,870	2,333,932
Senior notes	1,732,884	1,732,258	791,306
Revolving credit agreement borrowings	816,132	756,650	530,434
Total liabilities	21,805,723	20,060,984	16,028,376
Common shareholders’ equity available to Arch	8,324,047	7,481,163	5,841,542
Preferred shareholders’ equity available to Arch	872,555	772,555	325,000
Total shareholders’ equity available to Arch	9,196,602	8,253,718	6,166,542

Common shares and common share equivalents outstanding, net of treasury shares (1)	136,652,139	135,550,337	122,627,783

	Year Ended December 31,
(U.S. dollars in thousands, except share data)	2017	2016	2015
Statement of Income Data:
Net premiums written	$4,961,373	$4,031,391	$3,817,531
Total revenues	5,627,375	4,463,556	3,936,590
Losses and loss adjustment expenses	2,967,446	2,185,599	2,050,903
Underwriting related expenses	1,459,909	1,291,715	1,266,066
Interest expense	117,431	66,252	45,874
Total expenses	4,870,098	3,608,004	3,369,396
Income before income taxes	757,277	855,552	567,194
Net income	629,709	824,178	526,582
Preferred dividends	(46,041)	(28,070)	(21,938)
Net income available to common shareholders	566,502	664,668	515,800

Weighted average common shares and common share equivalents outstanding—diluted (1)	139,261,675	124,717,493	126,038,743
Diluted net income per share	$4.07	$5.33	$4.09

(1)	Reflects common share equivalents related to the full conversion of all Series D Convertible Preferred Shares that were issued to AIG in connection with our acquisition of UGC.

RISK FACTORS
An investment in our Common Shares involves risks. Before making an investment decision, you should carefully consider the risks described in this prospectus supplement below and under “Cautionary Note Regarding Forward-Looking Statements,” and the risks described in our 2017 Form 10-K, together with all of the other information appearing in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference in this prospectus supplement, in light of your particular investment objectives and financial circumstances. In addition to such risk factors, there may be additional risks and uncertainties of which management is not aware or focused on or that management deems immaterial. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.
Risks Relating to Our Industry
We operate in a highly competitive environment, and we may not be able to compete successfully in our industry.
The insurance and reinsurance industry is highly competitive. We compete on an international and regional basis with major U.S. and non-U.S. insurers and reinsurers, many of which have greater financial, marketing and management resources than we do. We also compete with new companies that continue to be formed to enter the insurance and reinsurance markets, as well as with other capital market participants that create alternative products intended to compete with reinsurance products. Certain new companies entering the insurance and reinsurance markets are pursuing more aggressive investment strategies than do we and other traditional reinsurers, which may result in downward pressure on premium rates. In our U.S. mortgage business, we compete with other private mortgage insurers, with the Federal Housing Administration, and, increasingly, with well capitalized multiline reinsurers and capital markets alternatives to private mortgage insurance. Competition within the private mortgage insurance industry could result in the loss of customers, lower premiums, riskier credit guidelines and other changes that could lower our revenues or increase our expenses.
In addition, there has been significant consolidation in the insurance and reinsurance sector in recent years and we may experience increased competition as a result of that consolidation, with consolidated entities having enhanced market power. These consolidated entities may use their enhanced market power and broader capital base to negotiate price reductions for products and services that compete with ours, and we may experience rate declines and possibly write less business. Any failure by us to effectively compete could adversely affect our financial condition and results of operations.
The insurance and reinsurance industry is highly cyclical, and we expect to continue to experience periods characterized by excess underwriting capacity and unfavorable premium rates.
Historically, insurers and reinsurers have experienced significant fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions, changes in equity, debt and other investment markets, changes in legislation, case law and prevailing concepts of liability and other factors. In particular, demand for reinsurance is influenced significantly by the underwriting results of primary insurers and prevailing general economic conditions. The supply of insurance and reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized in the insurance and reinsurance industry on both underwriting and investment sides. As a result, the insurance and reinsurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels and changes in terms and conditions. The supply of insurance and reinsurance has increased over the past several years and may increase further, either as a result of capital provided by new entrants or by the commitment of additional capital by existing insurers or reinsurers. Continued increases in the supply of insurance and reinsurance may have consequences for us, including fewer contracts written, lower premium rates, increased expenses for customer acquisition and retention, and less favorable policy terms and conditions.
Claims for catastrophic events could cause large losses and substantial volatility in our results of operations and could have a material adverse effect on our financial position and results of operations.
We have large aggregate exposures to natural and man-made catastrophic events. Catastrophes can be caused by various events, including hurricanes, floods, tsunamis, windstorms, earthquakes, hailstorms, tornadoes, explosions, severe winter weather, fires, droughts and other natural disasters. Catastrophes can also cause losses in non-property business such as workers’ compensation or general liability. In addition to the nature of the property business, we believe that economic and geographic trends affecting insured property, including inflation, property value appreciation and geographic concentration tend to generally increase the size of losses from catastrophic events over time. Actual losses from future catastrophic events may vary materially from estimates due to the inherent uncertainties in making such determinations resulting from several factors, including the potential inaccuracies and inadequacies in the data provided by clients, brokers and ceding companies, the modeling techniques and the application of such techniques, the contingent nature of business interruption exposures, the effects of any resultant demand surge on claims activity and attendant coverage issues.
In addition, over the past several years, changing weather patterns and climatic conditions, such as global warming, have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposures. Although the loss experience of catastrophe insurers and reinsurers has historically been characterized as low frequency, there is a growing consensus today that climate change increases the frequency and severity of extreme weather events and, in recent years, the frequency of major catastrophes appears to have increased. Claims for catastrophic events, or an unusual frequency of smaller losses in a particular period, could expose us to large losses, cause substantial volatility in our results of operations and could have a material adverse effect on our ability to write new business.
We could face unanticipated losses from war, terrorism and political instability, and these or other unanticipated losses could have a material adverse effect on our financial condition and results of operations.
We have substantial exposure to unexpected, large losses resulting from future man-made catastrophic events, such as acts of war, acts of terrorism and political instability. These risks are inherently unpredictable. It is difficult to predict the timing of such events with statistical certainty or estimate the amount of loss any given occurrence will generate. In certain instances, we specifically insure and reinsure risks resulting from acts of terrorism. Even in cases where we attempt to exclude losses from terrorism and certain other similar risks from some coverages written by us, we may not be successful in doing so. Moreover, irrespective of the clarity and inclusiveness of policy language, there can be no assurance that a court or arbitration panel will not limit enforceability of policy language or otherwise issue a ruling adverse to us. Accordingly, while we believe our reinsurance programs, together with the coverage provided under the Terrorism Risk Insurance Act of 2002, as amended under the Terrorism Risk Insurance Extension Act of 2005 and the Terrorism Risk Insurance Program Reauthorization Act of 2007, and amended and extended again by the Terrorism Risk Insurance Program Reauthorization Act of 2015 (“TRIPRA”), are sufficient to reasonably limit our net losses relating to potential future terrorist attacks, we can offer no assurance that our available capital will be adequate to cover losses when they materialize. To the extent that an act of terrorism is certified by the Secretary of the Treasury and aggregate industry insured losses resulting from the act of terrorism exceeds the prescribed program trigger, our U.S. insurance operations may be covered under TRIPRA for up to 82% for 2018, 81% for 2019 and 80% for 2020, in each case subject to a mandatory deductible of 20% of our prior year’s direct earned premium for covered property and liability coverages. The program trigger for calendar year 2018 is $160 million and will increase by $20 million per year until it becomes $200 million in 2020. If an act (or acts) of terrorism result in covered losses exceeding the $100 billion annual limit, insurers with losses exceeding their deductibles will not be responsible for additional losses. It is not possible to completely eliminate our exposure to unforecasted or unpredictable events, and to the extent that losses from such risks occur, our financial condition and results of operations could be materially adversely affected.
Political, regulatory, legislative and industry initiatives could adversely affect our business.
Governmental authorities in the U.S. and worldwide have become increasingly interested in potential risks posed by the insurance industry as a whole, and to commercial and financial systems in general and there may be increased regulatory intervention in our industry in the future. For example, in the U.S., the federal government (including federal consumer protection authorities) has increased its scrutiny of the insurance regulatory framework in recent years, and various state legislators are considering or have enacted laws that will alter and likely increase state regulation of insurance and reinsurance companies and holding companies. The U.S. mortgage insurance industry has also been subject to increased federal and state regulatory scrutiny (including by state insurance regulatory authorities), which could generate new regulations, regulatory actions or investigations.
In the European Union (“EU”), the Solvency II Directive 2009/138/EC (“Solvency II”), which took effect in full on January 1, 2016, imposed economic risk-based solvency requirements across all EU Member States covering quantitative capital requirements, qualitative regulatory reviews and market discipline. Solvency II imposes significant requirements for our EU-based regulated companies which require substantial documentation and implementation effort.

The BMA has also implemented and imposed additional requirements on the commercial insurance companies it regulates, driven, in large part, by Solvency II. The European Commission has adopted a decision concluding that Bermuda meets the full equivalence criteria under Solvency II. The grant of full equivalence came into force on March 24, 2016 and applies from January 1, 2016.
While we cannot predict the exact nature, timing or scope of any possible governmental initiatives, such proposals could adversely affect our business by, among other things: providing reinsurance capacity in markets and to consumers that we target; requiring our further participation in industry pools and guaranty associations; expanding the scope of coverage under existing policies (e.g., following large disasters); further regulating the terms of insurance or reinsurance contracts; or disproportionately benefiting the companies of one country over those of another.
In addition, increased scrutiny by insurance regulators of investments in or acquisitions of insurers or insurance holding companies by private equity firms or hedge funds may result in imposition of additional regulatory requirements and restrictions. We have in the past partnered with private equity firms in making investments and may do so in the future. This increased scrutiny may make it difficult to complete investments with private equity or hedge funds should we seek to do so.
Underwriting risks and reserving for losses are based on probabilities and related modeling, which are subject to inherent uncertainties.
Our success is dependent upon our ability to assess accurately the risks associated with the businesses that we insure and reinsure. We establish reserves for losses and loss adjustment expenses which represent estimates involving actuarial and statistical projections, at a given point in time, of our expectations of the ultimate settlement and administration costs of losses incurred. We utilize actuarial models as well as available historical insurance industry loss ratio experience and loss development patterns to assist in the establishment of loss reserves. Most or all of these factors are not directly quantifiable, particularly on a prospective basis, and the effects of these and unforeseen factors could negatively impact our ability to accurately assess the risks of the policies that we write. Changes in the assumptions used by these models or by management could lead to an increase in our estimate of ultimate losses in the future. In addition, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer and additional lags between the time of reporting and final settlement of claims. Unfavorable development in any of these factors could cause the level of reserves to be inadequate. In addition, the estimation of loss reserves is also more difficult during times of adverse economic and market conditions due to unexpected changes in behavior of claimants and policyholders, including an increase in fraudulent reporting of exposures and/or losses, reduced maintenance of insured properties or increased frequency of small claims. Changes in the level of inflation also result in an increased level of uncertainty in our estimation of loss reserves. As a result, actual losses and loss adjustment expenses paid will deviate, perhaps substantially, from the reserve estimates reflected in our financial statements.
If our loss reserves are determined to be inadequate, we will be required to increase loss reserves at the time of such determination with a corresponding reduction in our net income in the period in which the deficiency becomes known. It is possible that claims in respect of events that have occurred could exceed our claim reserves and have a material adverse effect on our results of operations, in a particular period, or our financial condition in general. As a compounding factor, although most insurance contracts have policy limits, the nature of property and casualty insurance and reinsurance is such that losses can exceed policy limits for a variety of reasons and could significantly exceed the premiums received on the underlying policies, thereby further adversely affecting our financial condition.
In accordance with mortgage insurance industry practice, we establish loss reserves only for loans in our existing delinquency inventory. Because our mortgage insurance reserving process does not take account of the impact of future losses from loans that are not delinquent, mortgage insurance loss reserves are not intended to be an estimate of total future losses. Our expectation of total future losses under our mortgage insurance policies in force at any period end is not reflected in our financial statements. In addition to establishing loss reserves for delinquent loans, under GAAP, we are required to establish a premium deficiency reserve for our mortgage insurance products if the amount of expected future losses for a particular product and maintenance costs for such product exceeds expected future premiums, existing reserves and the anticipated investment income. We evaluate whether a premium deficiency exists quarterly. There can be no assurance that premium deficiency reserves will not be required in future periods. If this were to occur, our results of operations and financial condition could be adversely affected.
As of December 31, 2017, our consolidated reserves for unpaid losses and loss adjustment expenses, net of unpaid losses and loss adjustment expenses recoverable, were approximately $8.92 billion. Such reserves were established in accordance with applicable insurance laws and U.S. generally accepted accounting principles (“GAAP”). Loss reserves are inherently subject to uncertainty. In establishing the reserves for losses and loss adjustment expenses, we have made various assumptions relating to the pricing of our reinsurance contracts and insurance policies and have also considered available historical industry experience and current industry conditions. Any estimates and assumptions made as part of the reserving process could prove to be inaccurate due to several factors, including the fact that relatively limited historical information has been reported to us through December 31, 2017.
The failure of any of the loss limitation methods we employ could have a material adverse effect on our financial condition or results of operations.
We seek to limit our loss exposure by writing a number of our reinsurance contracts on an excess of loss basis, adhering to maximum limitations on reinsurance written in defined geographical zones, limiting program size for each client and prudent underwriting of each program written. In the case of proportional treaties, we may seek per occurrence limitations or loss ratio caps to limit the impact of losses from any one or series of events. In our insurance operations, we seek to limit our exposure through the purchase of reinsurance. For our U.S. mortgage insurance business, in addition to utilizing reinsurance, we have developed a proprietary risk model that simulates the maximum loss resulting from a severe economic events impacting the housing market. We cannot be certain that any of these loss limitation methods will be effective. We also seek to limit our loss exposure by geographic diversification. Geographic zone limitations involve significant underwriting judgments, including the determination of the area of the zones and the inclusion of a particular policy within a particular zone’s limits. Various provisions of our policies, negotiated to limit our risk, such as limitations or exclusions from coverage or choice of forum, may not be enforceable in the manner we intend, as it is possible that a court or regulatory authority could nullify or void an exclusion or limitation, or legislation could be enacted modifying or barring the use of these exclusions and limitations. Disputes relating to coverage and choice of legal forum may also arise. Underwriting is inherently a matter of judgment, involving important assumptions about matters that are inherently unpredictable and beyond our control, and for which historical experience and probability analysis may not provide sufficient guidance. No assurances can be made that these loss limitation methods will be effective and mitigate our loss exposure. One or more catastrophic events or severe economic events could result in claims that substantially exceed our expectations, or the protections set forth in our policies could be voided, which, in either case, could have a material adverse effect on our financial condition or our results of operations, possibly to the extent of eliminating our shareholders’ equity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Catastrophic Events and Severe Economic Events” in our 2017 Form 10-K. Depending on business opportunities and the mix of business that may comprise our insurance, reinsurance and mortgage insurance portfolio, we may seek to adjust our self-imposed limitations on probable maximum pre-tax loss for catastrophe exposed business and mortgage default exposed business.
Adverse developments in the financial markets could have a material adverse effect on our results of operations, financial position and our businesses, and may also limit our access to capital; our policyholders, reinsurers and retrocessionaires may also be affected by such developments, which could adversely affect their ability to meet their obligations to us.
Adverse developments in the financial markets, such as disruptions, uncertainty or volatility in the capital and credit markets, may result in realized and unrealized capital losses that could have a material adverse effect on our results of operations, financial position and our businesses, and may also limit our access to capital required to operate our business. Depending on market conditions, we could incur additional realized and unrealized losses on our investment portfolio in future periods, which could have a material adverse effect on our results of operations, financial condition and business. Economic conditions could also have a material impact on the frequency and severity of claims and therefore could negatively impact our underwriting returns. In addition, our policyholders, reinsurers and retrocessionaires may be affected by developments in the financial markets, which could adversely affect their ability to meet their obligations to us. The volatility in the financial markets could continue to significantly affect our investment returns, reported results and shareholders’ equity.
The United Kingdom’s referendum vote in favor of leaving the EU could adversely affect us.
At a referendum in June 2016, a majority of voting U.K. citizens voted in favor of the U.K. leaving the EU (“Brexit”). The U.K. government invoked Article 50 of the Treaty on European Union (“Article 50”) to withdraw from the EU on March 29, 2019. There is a significant degree of uncertainty regarding how negotiations relating to the U.K.’s withdrawal and its future relationship with the EU will be conducted, as well as the potential consequences of and precise time-frame for such withdrawal and negotiations of its future relationship with the EU and any transitional measures that may apply. It is expected that the U.K.’s withdrawal from the EU will take place within two years of the U.K. government invoking Article 50. During this period and beyond, the impact of the U.K.’s withdrawal on the U.K. and European economies and the broader global economy could be significant, resulting in negative consequences, such as increased volatility and illiquidity, and potentially lower economic growth in various markets in the U.K., Europe and globally and could continue to contribute to instability in global financial and foreign exchange markets. Brexit could also have the effect of disrupting the free movement of goods, services and people between the U.K. and the EU. We anticipate that Brexit may disrupt our U.K. domiciled entities, including our Lloyd’s syndicate, and their ability to “passport” within the EU. Similarly, Brexit may disrupt the ability of our EU domiciled entities to access the U.K. markets. The full effects of Brexit are uncertain and will depend on any agreements the U.K. may make to retain access to EU markets.
The negative impact of these events on economic conditions and global markets could have an adverse effect on our business, financial condition and liquidity. For example, this crisis may cause the value of the European currencies, including the Euro and the British Pound Sterling, to further depreciate against the U.S. Dollar, which in turn could materially adversely impact assets denominated in such currencies held in our investment portfolio or results of our European book of business. In addition, the applicable legal framework and the terms of our Euro-denominated insurance policies and reinsurance agreements generally do not address withdrawal by a member state from the Eurozone or a break-up of the EU, which could create uncertainty in our payment obligations and rights under those policies and agreements in the event that such a withdrawal or break-up does occur.
Additionally, a contagion effect of a possible default of one or more EU Member States and/or their withdrawal from the Eurozone, or the failure of financial institutions, on the global economy, including other EU Member States and our counterparties located in those countries, or a break-up of the EU could have a material adverse effect on our business, financial condition, results of operations and liquidity. As a result of Brexit, other European countries may seek to conduct referenda with respect to their continuing membership with the EU. Given these possibilities and others we may not anticipate, as well as the lack of comparable precedent, the full extent to which our business, results of operations and financial condition could be adversely affected by Brexit is uncertain.
The risk associated with underwriting treaty reinsurance business could adversely affect us.
Like other reinsurers, our reinsurance group does not separately evaluate each of the individual risks assumed under reinsurance treaties. Therefore, we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that the ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded may not adequately compensate us for the risks we assume.
The availability of reinsurance, retrocessional coverage and capital market transactions to limit our exposure to risks may be limited, and counterparty credit and other risks associated with our reinsurance arrangements may result in losses which could adversely affect our financial condition and results of operations.
For the purposes of managing risk, we use reinsurance, retrocessional coverage and capital markets transactions. In the normal course of business, our insurance subsidiaries cede a portion of their premiums through pro rata, excess of loss and facultative reinsurance agreements. Our reinsurance subsidiaries purchase a limited amount of retrocessional coverage as part of their aggregate risk management program. In addition, our reinsurance subsidiaries participate in “common account” retrocessional arrangements for certain pro rata treaties. Such arrangements reduce the effect of individual or aggregate losses to all companies participating on such treaties, including the reinsurers, such as our reinsurance subsidiaries, and the ceding company. Economic conditions could also have a material impact on our ability to manage our risk aggregations through reinsurance or capital markets transactions. The availability and cost of reinsurance and retrocessional protection is subject to market conditions, which are beyond our control. As a result of such market conditions and other factors, we may not be able to successfully mitigate risk through reinsurance and retrocessional arrangements.
Further, we are subject to credit risk with respect to our reinsurance and retrocessions because the ceding of risk to reinsurers and retrocessionaires does not relieve us of our liability to the clients or companies we insure or reinsure. We monitor the financial condition of our reinsurers and attempt to place coverages only with carriers we view as substantial and financially sound. Although we have not experienced any material credit losses to date, an inability of our reinsurers or retrocessionaires to meet their obligations to us could have a material adverse effect on our financial condition and results of operations. Our losses for a given event or occurrence may increase if our reinsurers or retrocessionaires dispute or fail to meet their obligations to us or the reinsurance or retrocessional protections purchased by us are exhausted or are otherwise unavailable for any reason. Our failure to establish adequate reinsurance or retrocessional arrangements or the failure of our existing reinsurance or retrocessional arrangements to protect us from overly concentrated risk exposure could adversely affect our financial condition and results of operations.
Our reliance on brokers subjects us to their credit risk.
In accordance with industry practice, we generally pay amounts owed on claims under our insurance and reinsurance contracts to brokers, and these brokers, in turn, pay these amounts to the clients that have purchased insurance or reinsurance from us. In some jurisdictions, if a broker fails to make such payment, we may remain liable to the insured or ceding insurer for the deficiency. Likewise, in certain jurisdictions, when the insured or ceding company pays the premiums for these contracts to brokers for payment to us, these premiums are considered to have been paid and the insured or ceding company will no longer be liable to us for those amounts, whether or not we have actually received the premiums from the broker. Consequently, we assume a degree of credit risk associated with our brokers. To date, we have not experienced any losses related to this credit risk.
Emerging claim and coverage issues may adversely affect our business.
As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge, including new or expanded theories of liability. These or other changes could impose new financial obligations on us by extending coverage beyond our underwriting intent or otherwise require us to make unplanned modifications to the products and services that we provide, or cause the delay or cancellation of products and services that we provide. In some instances, these changes may not become apparent until sometime after we have issued insurance or reinsurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance or reinsurance contracts may not be known for many years after a contract is issued. The effects of unforeseen developments or substantial government intervention could adversely impact our ability to achieve our goals.
Changes in current accounting principles and practices and financial reporting requirements may materially affect our reported financial results and our reported financial condition.
Our financial statements are prepared in accordance with GAAP, which is periodically revised by the Financial Accounting Standards Board (“FASB”), and they are subject to the accounting-related rules and interpretations of the SEC. We are required to adopt new and revised accounting standards implemented by the FASB. Unanticipated developments in accounting practices may require us to incur considerable additional expenses to comply with such developments, particularly if we are required to prepare information relating to prior periods for comparative purposes or to apply the new requirements retroactively. The impact of changes in accounting principles, practices and standards, particularly those that apply to insurance companies, cannot be predicted but may affect the calculation of net earnings, shareholders' equity and other relevant financial statement line items. In addition, such changes may cause additional volatility in reported earnings, decrease the understandability of our financial results and affect the comparability of our reported results with the results of others.
Risks Relating to Our Company
Acquisitions, such as the UGC acquisition, the addition of new lines of insurance or reinsurance business, expansion into new geographic regions and/or entering into joint ventures or partnerships expose us to risks.
We may seek, from time to time, to acquire other companies, acquire selected blocks of business, expand our business lines, expand into new geographic regions and/or enter into joint ventures or partnerships. Such activities expose us to challenges and risks, including: integrating financial and operational reporting systems; establishing satisfactory budgetary and other financial controls; funding increased capital needs, overhead expenses or cash flow shortages that may occur if anticipated sales and revenues are not realized or are delayed, whether by general economic or market conditions or unforeseen internal difficulties; obtaining management personnel required for expanded operations; obtaining necessary regulatory permissions; and establishing adequate reserves for any acquired book of business. In addition, the value of assets acquired may be lower than expected or may diminish due to credit defaults or changes in interest rates; the liabilities assumed may be greater than expected; and assets and liabilities acquired may be subject to foreign currency exchange rate fluctuation. We may also be subject to financial exposures in the event that the sellers of the entities or business we acquire are unable or unwilling to meet their indemnification, reinsurance and other contractual obligations to us.

Our failure to manage successfully any of the foregoing challenges and risks may adversely impact our results of operations.
We may fail to realize the benefits anticipated to result from the UGC acquisition and have incurred, and may continue to incur, acquisition-related integration costs in connection with the UGC acquisition which may be significant.
We are integrating UGC with our existing mortgage operations. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses, tax costs or inefficiencies, or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect our ability to achieve the anticipated benefits of the UGC acquisition and could harm our financial performance and results of operations.
Although we anticipate achieving additional synergies in connection with the UGC acquisition, we also expect to incur additional costs to implement such cost savings measures. We cannot identify the timing, nature and amount of all such charges as of the date of this report. The significant transaction costs and acquisition-related integration costs could materially adversely affect our results of operations in the period in which such charges are recorded or our cash flow in the period in which any related costs are actually paid. Although we believe that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of UGC, will offset incremental transaction and acquisition-related costs over time, this net benefit may not be achieved in the near term, or at all. We have identified some, but not all, of the actions necessary to achieve our anticipated cost and operational savings. Accordingly, the cost and operational savings may not be achievable in our anticipated amount or timeframe or at all. Investors should not place undue reliance on the anticipated benefits of the UGC acquisition in making their investment decision.
The UGC acquisition may expose us to unknown liabilities.
Because we acquired all the outstanding equity interests of UGC, our acquisition will generally be subject to all of UGC’s liabilities. If there are unknown liabilities or other obligations, including contingent liabilities, our business could be materially affected. We may learn additional information about UGC that adversely affects us, such as unknown liabilities, issues that could affect our ability to comply with the Sarbanes-Oxley Act of 2002 or issues that could affect our ability to comply with other applicable laws.
The ultimate performance of the Arch MI U.S. mortgage insurance portfolio remains uncertain.
Arch MI U.S. had risk in force of approximately $64.9 billion, before external reinsurance, as of December 31, 2017, including $6.0 billion of risk in force originated in 2008 and prior. The presence of multiple higher-risk characteristics in a loan materially increases the likelihood of a claim on such a loan unless there are other characteristics to mitigate the risk. The mix of business in our insured loan portfolio may affect losses and remain uncertain.
The frequency and severity of claims we incur will be uncertain and will depend largely on general economic factors outside of our control, including, among others, changes in unemployment, home prices and interest rates in the U.S. Deteriorating economic conditions in the U.S. could adversely affect the performance of our acquired U.S. mortgage insurance portfolio and could adversely affect our results of operations and financial condition.
Generally, we cannot cancel mortgage insurance coverage or adjust renewal premiums during the life of a mortgage insurance policy. As a result, higher than anticipated claims generally cannot be offset by premium increases on policies in force or mitigated by our non-renewal or cancellation of insurance coverage. The premiums charged on the acquired UGC insured loan portfolio, and the associated investment income, may not be adequate to compensate us for the risks and costs associated with the insurance coverage provided to customers.
A downgrade in our ratings or our inability to obtain a rating for our operating insurance and reinsurance subsidiaries may adversely affect our relationships with clients and brokers and negatively impact sales of our products.
Third-party rating agencies, such as A.M. Best, assess and rate the financial strength of insurers and reinsurers based upon criteria established by the rating agencies, which criteria are subject to change. Ratings are an important factor in establishing the competitive position of insurance and reinsurance companies. Insureds, ceding insurers, brokers and reinsurance intermediaries use these ratings as one measure by which to assess the financial strength and quality of insurers and reinsurers. These ratings are often an important factor in the decision by an insured, ceding insurer, broker or intermediary of whether to place business with a particular insurance or reinsurance provider.
The financial strength ratings of our operating insurance and reinsurance subsidiaries are subject to periodic review as rating agencies evaluate us to confirm that we continue to meet their criteria for ratings assigned to us by them. Such ratings may be revised downward or revoked at the sole discretion of such ratings agencies in response to a variety of factors, including a minimum capital adequacy ratio, management, earnings, capitalization and risk profile. For further information on our financial strength and/or issuer ratings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in our 2017 Form 10-K. We can offer no assurances that our ratings will remain at their current levels or that any of our ratings which under review or watch by ratings agencies will remain unchanged. We believe it is possible that rating agencies may heighten the level of scrutiny they apply when analyzing companies in our industry, may increase the frequency and scope of their reviews, may request additional information from the companies that they rate (including additional information regarding the valuation of investment securities held), and may adjust upward the capital and other requirements employed in their models for maintenance of certain rating levels.
A ratings downgrade or the potential for such a downgrade, or failure to obtain a necessary rating, could adversely affect our relationships with agents, brokers, wholesalers, intermediaries, clients and other distributors of our existing products and services, as well as new sales of our products and services. In addition, under certain of the reinsurance agreements assumed by our reinsurance operations, upon the occurrence of a ratings downgrade or other specified triggering event with respect to our reinsurance operations, such as a reduction in surplus by specified amounts during specified periods, our ceding company clients may be provided with certain rights, including, among other things, the right to terminate the subject reinsurance agreement and/or to require that our reinsurance operations post additional collateral. Any ratings downgrade or failure to obtain a necessary rating could adversely affect our ability to compete in our markets, could cause our premiums and earnings to decrease and have a material adverse impact on our financial condition and results of operations. In addition, a downgrade in ratings of certain of our operating subsidiaries would in certain cases constitute an event of default under our credit facilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commercial Commitments—Letter of Credit and Revolving Credit Facilities” in our 2017 Form 10-K for a discussion of our credit facilities.
We can offer no assurances that our ratings will remain at their current levels or that any of our ratings under review or watch by rating agencies will remain unchanged.
Our success will depend on our ability to maintain and enhance effective operating procedures and internal controls and our enterprise risk management (“ERM”) program.
Operational risk and losses can result from, among other things, fraud, errors, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements, information technology failures, failure to appropriately transition new hires or external events. We continue to enhance our operating procedures and internal controls (including information technology initiatives and controls over financial reporting) to effectively support our business and our regulatory and reporting requirements. Our management does not expect that our disclosure controls or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. As a result of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons or by collusion of two or more people. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. As a result of the inherent limitations in a cost-effective control system, misstatement due to error or fraud may occur and not be detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that our goals are met. Any ineffectiveness in our controls or procedures could have a material adverse effect on our business.
The National Association of Insurance Commissioners (“NAIC”) has increased its focus on risks within an insurer’s holding company system that may pose enterprise risk to the insurer. In 2010, the NAIC adopted amendments to its Model

Insurance Holding Company System Regulatory Act and Regulation, which include, among other amendments, a requirement for the ultimate controlling person to file an enterprise risk report. In 2012, the NAIC adopted the ORSA Model Act, which requires domestic insurers to maintain a risk management framework and establishes a legal requirement for domestic insurers to conduct an ORSA in accordance with the NAIC’s ORSA Guidance Manual. The ORSA Model Act also provides that, no more than once a year, an insurer’s domiciliary regulator may request that an insurer submit an ORSA summary report, or any combination of reports that together contain the information described in the ORSA Guidance Manual, applicable to the insurer and/or the insurance group of which it is a member. We operate within an ERM framework designed to assess and monitor our risks. However, there can be no assurance that we can effectively review and monitor all risks or that all of our employees will operate within the ERM framework. There can be no assurance that our ERM framework will result in us accurately identifying all risks and accurately limiting our exposures based on our assessments.
Our business is dependent upon insurance and reinsurance brokers and intermediaries, and the loss of important broker relationships could materially adversely affect our ability to market our products and services.
We market our insurance and reinsurance products primarily through brokers and intermediaries. We derive a significant portion of our business from a limited number of brokers. During 2017, approximately 11.3% and 10.7% of our gross premiums written were generated from or placed by Aon Corporation and its subsidiaries and Marsh & McLennan Companies and its subsidiaries, respectively. No other broker and no one insured or reinsured accounted for more than 10% of gross premiums written for 2017. Some of our competitors have higher financial strength ratings, offer a larger variety of products, set lower prices for insurance coverage, offer higher commissions and/or have had longer term relationships with the brokers we use than we have. This may adversely impact our ability to attract and retain brokers to sell our insurance products or brokers may increasingly promote products offered by other companies. The failure or inability of brokers to market our insurance products successfully, or loss of all or a substantial portion of the business provided by these brokers could have a material adverse impact on our business, financial condition and results of operations.
We could be materially adversely affected to the extent that managing general agents, general agents and other producers exceed their underwriting authorities or if our agents, our insureds or other third parties commit fraud or otherwise breach obligations owed to us.
For certain business conducted by our insurance group, following our underwriting, financial, claims and information technology due diligence reviews, we authorize managing general agents, general agents and other producers to write business on our behalf within underwriting authorities prescribed by us. In addition, our mortgage group delegates the underwriting of a significant percentage of its primary new insurance written to certain mortgage lenders. Under this delegated underwriting program, the approved customer may determine whether mortgage loans meet our mortgage insurance program guidelines and commit us to issue mortgage insurance. We rely on the underwriting controls of these agents to write business within the underwriting authorities provided by us. Although we monitor such business on an ongoing basis, our monitoring efforts may not be adequate or our agents may exceed their underwriting authorities or otherwise breach obligations owed to us. In addition, our agents, our insureds or other third parties may commit fraud or otherwise breach their obligations to us. To the extent that our agents, our insureds or other third parties exceed their underwriting authorities, commit fraud or otherwise breach obligations owed to us in the future, our financial condition and results of operations could be materially adversely affected.
We are exposed to credit risk in certain of our business operations.
In addition to exposure to credit risk related to our investment portfolio, reinsurance recoverables and reliance on brokers and other agents (each discussed elsewhere in this section), we are exposed to credit risk in other areas of our business related to policyholders. We are exposed to credit risk in our insurance group’s surety unit where we guarantee to a third party that our policyholder will satisfy certain performance or financial obligations. If our policyholder defaults, we may suffer losses and be unable to be reimbursed by our policyholder. We are exposed to credit risk in our insurance group’s construction and national accounts units where we write large deductible insurance policies. Under these policies, we are typically obligated to pay the claimant the full amount of the claim (shown as “contractholder payables” on our consolidated balance sheets). We are subsequently reimbursed by the policyholder for the deductible amount (shown as “contractholder receivables” on our consolidated balance sheets), which can be a set amount per claim and/or an aggregate amount for all covered claims. As such, we are exposed to credit risk from the policyholder. We are also exposed to credit risk from policyholders on smaller deductibles in other insurance group lines, such as healthcare and excess and surplus casualty. Additionally, we write retrospectively rated policies (i.e., policies in which premiums are adjusted after the policy period based on the actual loss experience of the policyholder during the policy period). In this instance, we are exposed to credit risk to the extent the adjusted premium is greater than the original premium. While we generally seek to mitigate this risk through collateral agreements that require the posting of collateral in such forms as cash and letters of credit from banks, our efforts to mitigate the credit risk that we have to our policyholders may not be successful. Although we have not experienced any material credit losses to date, an increased inability of our policyholders to meet their obligations to us could have a material adverse effect on our financial condition and results of operations.
Our investment performance may affect our financial results and ability to conduct business.
Our operating results depend in part on the performance of our investment portfolio. A significant portion of cash and invested assets (excluding the ‘other’ segment) consists of fixed maturities (75.1% as of December 31, 2017). Although our current investment guidelines and approach stress preservation of capital, market liquidity and diversification of risk, our investments are subject to market-wide risks and fluctuations. In addition, we are subject to risks inherent in particular securities or types of securities, as well as sector concentrations. Changing market conditions could materially affect the future valuation of securities in our investment portfolio, which could cause us to impair some portion of those securities. We may not be able to realize our investment objectives, which could have a material adverse effect on our financial results. In the event that we are unsuccessful in correlating our investment portfolio with our expected insurance and reinsurance liabilities, we may be forced to liquidate our investments at times and prices that are not optimal, which could have a material adverse effect on our financial results and ability to conduct our business.
Foreign currency exchange rate fluctuation may adversely affect our financial results.
We write business on a worldwide basis, and our results of operations may be affected by fluctuations in the value of currencies other than the U.S. Dollar. The primary foreign currencies in which we operate are the Euro, the British Pound Sterling, the Australian Dollar and the Canadian Dollar. Changes in foreign currency exchange rates can reduce our revenues, increase our liabilities and costs and cause fluctuations in the valuation of our investment portfolio. We may therefore suffer losses solely as a result of exchange rate fluctuations. In order to mitigate our exposure to foreign currency fluctuations in our net insurance liabilities, we have invested and expect to continue to invest in securities denominated in currencies other than the U.S. Dollar. In addition, we may replicate investment positions in foreign currencies using derivative financial instruments. Net foreign exchange losses, excluding amounts reflected in the ‘other’ segment, were $113.3 million for 2017, compared to gains of $31.4 million for 2016 and $62.6 million for 2015. Changes in the value of investments due to foreign currency rate movements are reflected as a direct increase or decrease to shareholders' equity and are not included in the statement of income. We have chosen not to hedge certain currency risks on capital contributed to certain subsidiaries, including to Arch Insurance Europe held in British Pound Sterling, and may continue to choose not to hedge our currency risks. There can be no assurances that arrangements to match projected liabilities in foreign currencies with investments in the same currencies or derivative financial instruments will mitigate the negative impact of exchange rate fluctuations, and we may suffer losses solely as a result of exchange rate fluctuations.
We may be adversely affected by changes in economic conditions, including interest rate changes.
Our operating results are affected by, and we are exposed to, significant financial and capital markets risk, including changes in interest rates, real estate values, foreign currency exchange rates, market volatility, the performance of the economy in general, the performance of our investment portfolio and other factors outside our control. Interest rates are highly sensitive to many factors, including the fiscal and monetary policies of the U.S. and other major economies, inflation, economic and political conditions and other factors beyond our control. Although we attempt to take measures to manage the risks of investing in changing interest rate environments, we may not be able to mitigate interest rate sensitivity effectively. Despite our mitigation efforts, an increase in interest rates could have a material adverse effect on our book value.
Our investment portfolio includes residential mortgage backed securities (“RMBS”). As of December 31, 2017, RMBS constituted approximately 1.7% of cash and invested assets (excluding the ‘other’ segment). As with other fixed income investments, the fair value of these securities fluctuates depending on market and other general economic conditions and interest rate trends. In periods of declining interest rates, mortgage prepayments generally increase and RMBS are prepaid more quickly, requiring us to reinvest the proceeds at the then current market rates. Conversely, in periods of rising rates, mortgage prepayments generally fall, preventing us from taking full advantage of the higher level of rates. The residential mortgage market in the U.S has experienced a variety of difficulties in certain underwriting periods and is only recently recovering from a period of severe home price depreciation. It is uncertain whether this recovery will continue. A decline or an extended flattening in residential property values may result in additional increases in delinquencies and losses on residential mortgage loans generally, especially with respect to any residential mortgage loans where the aggregate loan amounts (including any subordinate loans) are close to or greater than the related property values. These developments may have a significant adverse effect on the prices of loans and securities, including those in our investment portfolio. The situation continues to have wide ranging consequences, including downward pressure on economic growth and the potential for increased insurance and reinsurance exposures, which could have an adverse impact on our results of operations, financial condition, business and operations.
Mortgage insurance losses result when a borrower becomes unable to continue to make mortgage payments and the home of such borrower cannot be sold for an amount that covers unpaid principal and interest and the expenses of the sale. Deteriorating economic conditions increase the likelihood that borrowers will have insufficient income to pay their mortgages and can adversely affect housing values. In addition, natural disasters or other catastrophic events could result in increased claims if such events adversely affected the employment and income of borrowers and the value of homes. Any of these events or deteriorating economic conditions could cause our mortgage insurance losses to increase and adversely affect our results of operations and financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Catastrophic Events and Severe Economic Events” in our 2017 Form 10-K.
Our portfolio includes commercial mortgage backed securities (“CMBS”). At December 31, 2017, CMBS constituted approximately 2.8% of cash and invested assets (excluding the ‘other’ segment). The commercial real estate market may experience price deterioration, which could lead to delinquencies and losses on commercial real estate mortgages.
In addition, in each year, a significant portion of our mortgage insurance premiums will be from mortgage insurance written in prior years. The length of time insurance remains in force, referred to as persistency, is a significant driver of mortgage insurance revenues. Factors affecting persistency include: current mortgage interest rates compared to those rates on mortgages subject to our insurance in force, which affects the likelihood of the insurance in force to be subject to cancellation due to borrower refinancing; the amount of home equity, as homeowners with more equity in their homes can generally more readily move to a new residence or refinance their existing mortgage; and mortgage insurance cancellation policies of mortgage investors and the cancellation of borrower-paid mortgage insurance, either upon request of the borrower or as required by law based upon the amortization of the loan. If these or other factors cause the length of time our mortgage insurance policies remain in force to decline, our mortgage insurance revenues could be adversely affected.
Significant, continued volatility in financial markets, changes in interest rates, a lack of pricing transparency, decreased market liquidity, declines in equity prices and the strengthening or weakening of foreign currencies against the U.S. Dollar, individually or in tandem, could have a material adverse effect on our results of operations, financial condition or cash flows through realized losses, impairments and changes in unrealized positions.
The determination of the amount of allowances and impairments taken on our investments is highly subjective and could materially impact our results of operations or financial position.
On a quarterly basis, we perform reviews of our investments to determine whether declines in fair value below the cost basis are considered other-than-temporary in accordance with applicable accounting guidance regarding the recognition and presentation of other-than-temporary impairments. The process of determining whether a security is other-than-temporarily impaired requires judgment and involves analyzing many factors. These factors include: an analysis of the liquidity, business prospects and overall financial condition of the issuer; the time period in which there was a significant decline in value; the significance of the decline; and the analysis of specific credit events. We evaluate the unrealized losses of our equity securities by issuer and determine if we can forecast a reasonable period of time by which the fair value of the securities would increase and we would recover our cost. If we are unable to forecast a reasonable period of time in which to recover the cost of our equity securities, we record a net impairment loss in earnings equivalent to the entire unrealized loss. There can be no assurance that our management has accurately assessed the level of impairments taken and allowances reflected in our financial statements. Furthermore, additional impairments may need to be taken or allowances provided for in the future. Historical trends may not be indicative of future impairments or allowances. Further, rapidly changing and unpredictable credit and equity market conditions could materially affect the valuation of securities carried at fair value as reported within our consolidated financial statements and the period-to-period changes in value could vary significantly. Decreases in value could have a material adverse effect on our financial condition and results of operations.

Certain of our investments are illiquid and are difficult to sell, or to sell in significant amounts at acceptable prices, to generate cash to meet our needs.
Our investments in certain securities, including certain fixed income and structured securities, investments in funds accounted for using the equity method, other alternative investments and strategic investments in joint ventures such as Watford Re, Premia Re and others, may be illiquid due to contractual provisions or investment market conditions. If we require significant amounts of cash on short notice in excess of anticipated cash requirements, then we may have difficulty selling these investments in a timely manner or may be forced to sell or terminate them at unfavorable values.
We may require additional capital or credit in the future, which may not be available or may only be available on unfavorable terms.
The capital requirements of our businesses depend on many factors, including regulatory and rating agency requirements, the performance of our investment portfolio, our ability to write new business successfully, the frequency and severity of catastrophe events and our ability to establish premium rates and reserves at levels sufficient to cover losses. We may need to raise additional funds through equity or debt financings. Any equity or debt financing, if available at all, may be on terms that are unfavorable to us. Equity financings could be dilutive to our existing shareholders and could result in the issuance of securities that have rights, preferences and privileges that are senior to those of our outstanding securities. If we are not able to obtain adequate capital, our business, results of operations and financial condition could be adversely affected. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Liquidity and Capital Resources” in our 2017 Form 10-K.
The loss of our key employees or our inability to retain them could negatively impact our business.
Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key executive officers and to attract and retain additional qualified personnel in the future. The pool of talent from which we actively recruit is limited. Although, to date, we have not experienced difficulties in attracting and retaining key personnel, the inability to attract and retain qualified personnel could have a material adverse effect on our financial condition and results of operations. In addition, our underwriting staff is critical to our success in the production of business. While we do not consider any of our key executive officers or underwriters to be irreplaceable, the loss of the services of our key executive officers or underwriters or the inability to hire and retain other highly qualified personnel in the future could delay or prevent us from fully implementing our business strategy which could affect our financial performance.
Our information technology systems may be unable to meet the demands of customers.
Our information technology systems service our insurance portfolios. Accordingly, we are highly dependent on the effective operation of these systems. While we believe that the systems are adequate to service our insurance portfolios, there can be no assurance that they will operate in all manners in which we intend or possess all of the functionality required by customers currently or in the future.
Our customers, especially our mortgage insurance customers, require that we conduct our business in a secure manner, electronically via the Internet or via electronic data transmission. We must continually invest significant resources in establishing and maintaining electronic connectivity with customers. In order to integrate electronically with new customers in the mortgage insurance industry, we require electronic connections between our systems and those of the industry's largest mortgage servicing systems and leading loan origination systems. Our mortgage group currently possesses connectivity with certain of these external systems, but there is no assurance that such connectivity is sufficient and we are undertaking new electronic integration efforts with third-party loan servicing and origination systems. Such efforts could significantly delay entry into certain markets or customers as the electronic integration process requires time and effort to complete. Our business, financial condition and operating results may be adversely affected if we do not possess or timely acquire the requisite set of electronic integrations necessary to keep pace with the technological demands of customers.
Technology breaches or failures, including, but not limited to, those resulting from a malicious cyber attack on us or our business partners and service providers, could disrupt or otherwise negatively impact our business and/or expose us to litigation.
We rely on information technology systems to process, transmit, store and protect the electronic information, financial data and proprietary models that are critical to our business. Furthermore, a significant portion of the communications between our employees and our business partners and service providers depends on information technology and electronic information exchange. Like all companies, our information technology systems are vulnerable to data breaches, interruptions or failures due to events that may be beyond our control, including, but not limited to, natural disasters, power outages, theft, terrorist attacks, computer viruses, hackers, errors in usage and general technology failures. Additionally, our employees and vendors may use portable computers or mobile devices which may contain duplicate or similar information to that in our computer systems, and these devices can be stolen, lost or damaged. Security breaches could expose us to the loss or misuse of our information, litigation and potential liability. In addition, cyber incidents that impact the availability, reliability, speed, accuracy or other proper functioning of these systems could have a significant negative impact on our operations and possibly our results. A cyber incident could also result in a violation of applicable privacy and other laws, damage our reputation, cause a loss of customers, adversely affect our stock price, cause us to incur remediation costs, increased cybersecurity protection costs and/or increased insurance premiums, and/or give rise to monetary fines and other penalties, any of which could be significant and could adversely affect our business.
We believe that we have established and implemented appropriate security measures to provide reasonable assurance that our information technology systems are secure and appropriate controls and procedures to enable us to identify and respond to unauthorized access to such systems. We periodically engage third parties to evaluate and test the adequacy of our security measures, controls and procedures. Despite these security measures, controls and procedures, disruptions to and breaches of our information technology systems are possible. Because we rely on our technology systems for many critical functions, including connecting with our customers, if such systems were to fail or be attacked or breached, we may experience a significant disruption in our operations and in the business we receive and process, which could adversely affect our results of operations and financial condition.
In addition, the regulatory environment surrounding information security and privacy is increasingly changing. We are subject to EU, U.S. federal, state and other foreign laws and regulations regarding the protection of personal data and information. These laws and regulations are complex and sometimes conflict. We could be subject to fines, penalties and/or regulatory enforcement actions in one or more jurisdictions if any person, including any employee, disregards or breaches, whether intentionally or negligently, controls intended to protect the confidential information of our employees or clients.
If the volume of low down payment mortgage originations declines, the amount of mortgage insurance we write in the U.S. could decline, which would reduce our mortgage insurance revenues.
The size of the U.S. mortgage insurance market depends in large part upon the volume of low down payment home mortgage originations. Factors affecting the volume of low down payment mortgage originations include, among others: restrictions on mortgage credit due to stringent underwriting standards and liquidity issues affecting lenders; changes in mortgage interest rates and home prices, and other economic conditions in the U.S. and regional economies; population trends, including the rate of household formation; and U.S. government housing policy. A decline in the volume of low down payment home mortgage originations could decrease demand for mortgage insurance, decrease our U.S. new insurance written and reduce mortgage insurance revenues.
If the role of the GSEs in the U.S. housing market changes, or if the GSEs change other policies or practices, the amount of mortgage insurance that we write could decline, which would reduce our mortgage insurance revenues.
The GSEs are the beneficiaries of the significant majority of the insurance policies we issue as a result of their purchases, statutorily required or otherwise, of qualifying mortgage loans from lenders or investors. The charters of the GSEs require credit enhancement for low down payment mortgages in order for such loans to be eligible for purchase or guarantee by the GSEs. If the charters of the GSEs were amended to change or eliminate the acceptability of private mortgage insurance, our mortgage insurance business could decline significantly.
The premiums we charge for mortgage insurance on insured loans and the associated investment income may not be adequate to compensate for future losses from these loans.
We set premiums at the time a policy is issued based upon our expectations regarding likely performance over the life of insurance coverage. We generally cannot cancel mortgage insurance coverage or adjust renewal premiums during the life of a mortgage insurance policy. As a result, losses from higher than anticipated claims generally cannot be offset by premium increases on policies in force or mitigated by non-renewal or cancellation of insurance coverage. The premiums we charge on our insurance in force and the associated investment income may not be adequate to compensate us for the risks and costs associated with the insurance coverage provided to customers. An increase in the number or size of claims, compared to what we anticipate, could adversely affect Arch MI U.S.’s results of operations and financial condition.

New GSE eligibility requirements for mortgage insurers could require us to contribute additional capital to Arch MI U.S. in the future, and could negatively impact our results of operations and financial condition, or reduce our operating flexibility.
Substantially all of Arch MI U.S.’s insurance written has been for loans sold to the GSEs. The PMIERs, which became effective December 31, 2015 and were amended by GSE Guidance Letters in December 2016 and March 2017, apply to Arch Mortgage Insurance Company and United Guaranty Residential Insurance Company, which are GSE-approved mortgage insurers (“eligible mortgage insurers”). The PMIERs impose limitations on the type of risk insured, the forms and insurance policies issued, standards for the geographic and customer diversification of risk, procedures for claims handling, acceptable underwriting practices, standards for certain reinsurance cessions and financial requirements, among other things. The financial requirements require a mortgage insurer’s available assets, which generally include only the most liquid assets of an insurer, to meet or exceed “minimum required assets” as of each quarter end. Our eligible mortgage insurers each satisfied the PMIERs’ financial requirements as of December 31, 2017.
In December 2017, we received a summary of proposed changes to the PMIERs that are being recommended to the FHA by the GSEs and are subject to a non-disclosure agreement with the GSEs regarding such summary. While we expect to satisfy the financial requirements under the revised PMIERs with no changes to our capital, any future increases in capital required to satisfy the PMIERs may decrease our return on capital. We expect that effectiveness of the revised PMIERs will not be earlier than the 2018 fourth quarter.
In conjunction with the acquisition of UGC and the related approval of the change of control by the GSEs, the GSEs imposed additional requirements on our eligible mortgage insurers, including maintaining capital in excess of PMIERs requirements on a consolidated basis and requiring notifications relating to certain integration activities. We cannot be sure that the capital required will not be materially higher than we anticipate or that we will be able to meet the capital requirements on an acceptable timetable, if at all. Further, to the extent that the ability to transfer capital within affiliated Arch MI U.S. companies is restricted, we may need to contribute additional capital to Arch MI U.S. to satisfy the PMIERs’ financial requirements in the future.
The PMIERs also impose additional operational requirements in areas such as claim processing, loss mitigation, underwriting, quality control, and reporting. The requirements in the PMIERs have caused us to make changes to our business practices and incur additional costs in order to achieve and maintain compliance with the PMIERs.
While we intend to continue to comply with these requirements, there can be no assurance that the GSEs will continue to treat Arch Mortgage Insurance Company or United Guaranty Residential Insurance Company as eligible mortgage insurers. If either or both of the GSEs were to cease to consider Arch Mortgage Insurance Company or United Guaranty Residential Insurance Company as eligible mortgage insurers and, therefore, cease accepting our mortgage insurance products, our results of operations and financial condition would be adversely affected.
The mix of business we write affects Arch MI U.S.’s losses and will affect the minimum required assets Arch MI U.S. is required to maintain in order to comply with PMIERs financial requirements.
Our mortgage insurance portfolio includes loans with loan-to-value ratios exceeding 95%, loans with FICO scores below 620, adjustable rate mortgages, or ARMs, and less than A-quality loans. Even when housing values are stable or rising, we expect higher default and claim rates for high loan-to-value loans, loans with lower FICO scores, ARMs and less-than-A quality loans. Although we attempt to incorporate the higher default and claim rates associated with these loans into our underwriting and pricing models, there can be no assurance that the premiums earned and the associated investment income will adequately compensate us for future losses from these loans. From time to time, we change the types of loans that we insure and the requirements under which we insure them. In 2016 and 2017, we modestly expanded our underwriting guidelines and we may further expand such guidelines in the future.
The geographic mix of Arch MI U.S.’s business could increase losses and harm our financial performance. We are affected by economic downturns and other events in specific regions of the United States where a large portion of our U.S. mortgage insurance business is concentrated. As of December 31, 2017, 7.9% of Arch MI U.S.’s primary risk-in-force was located in Texas, 5.9% was located in California and 4.4% was located in Florida. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Estimates and Recent Accounting Pronouncements—Mortgage Operations Supplemental Information” in our 2017 Form 10-K.

Arch MI U.S.’s minimum required assets under the PMIERs will be determined, in part, by the particular risk profiles of the loans it insures. If, absent other changes, Arch MI U.S.’s mix of business changes to include more loans with higher loan-to-value ratios or lower credit scores, it will have a higher minimum required asset amount under the PMIERs and, accordingly, be required to hold more capital in order to maintain GSE eligibility.
Potential changes to state mortgage insurance regulations could reduce Arch MI U.S.’s profitability and its ability to compete with credit enhancement alternatives to mortgage insurance.
The NAIC, which reviews state insurance laws and regulations, has established a Mortgage Guaranty Insurance Working Group (“Working Group”) to make recommendations to the NAIC's Financial Condition Committee regarding changes to the NAIC’s Mortgage Guaranty Insurance Model Act. The Working Group has released a draft Model Act which includes proposed changes to minimum statutory capital requirements.
If the NAIC revises the Model Act, some state legislatures are likely to enact and implement part or all of the revised provisions. While we cannot predict the effect that any NAIC recommendations or future legislation may have on Arch MI U.S., such changes could reduce Arch MI U.S.’s profitability and its ability to compete with credit enhancement alternatives to mortgage insurance, which could adversely affect our financial condition or results of operations.
If servicers fail to adhere to appropriate servicing standards or experience disruptions to their businesses, our mortgage insurance operations could be adversely affected.
We depend on reliable, consistent third-party servicing of the loans that we insure. Among other things, our mortgage insurance policies require our customers and their servicers to timely submit premium and reports and utilize commercially reasonable efforts to limit and mitigate loss when a loan is in default. Without reliable, consistent third-party servicing, our insurance subsidiaries may be unable to correctly record new loans as they are underwritten, receive and process payments on insured loans and/or properly recognize and establish reserves on loans when a default exists or occurs but is not reported to us. In addition, if these servicers fail to limit and mitigate losses when appropriate, our losses may unexpectedly increase. If one or more servicers failed to adhere to these requirements, our financial results could be adversely affected.
The implementation of the Basel III Capital Accord may adversely affect the use of mortgage insurance by certain banks.
With certain exceptions, the Basel III Rules became effective on January 1, 2014. If further implementation of the Basel III Rules increases the capital requirements of banking organizations with respect to the residential mortgages we insure or does not provide sufficiently favorable treatment for the use of mortgage insurance, it could adversely affect the demand for mortgage insurance. In December 2017, the Basel Committee published final revisions to the Basel Capital Accord that will be implemented by each participating country by January 1, 2022. Under these revised rules, banks using the standardized approach for credit risk management will determine the risk-weight for residential mortgages based on the loan-to-value ratio at loan origination, without consideration of mortgage insurance. Under the standardized approach, after the appropriate risk-weight is determined, the existence of mortgage insurance could be considered, but only if the company issuing the insurance has a lower risk-weight than the underlying exposure. Mortgage insurance issued by private companies would not meet this test. Therefore, under the latest Basel Capital Accord, mortgage insurance could not mitigate credit and lower the capital charge under the standardized approach. If the Basel Capital Accord is implemented in the United States in this form, mortgage insurance would not lower the loan-to-value ratio of residential loans for capital purposes, and therefore may decrease the demand for this product.
Further, it is possible (but not mandated by the Basel Capital Accord) that the banking agencies and the GSEs might likewise discontinue taking mortgage insurance into account when determining a mortgage’s loan-to-value ratio for prudential (non-capital) purposes. If these developments should occur, they would adversely affect the demand for mortgage insurance in the U.S. which would adversely affect our U.S. mortgage insurance operations.
Some of the provisions of our bye-laws and our shareholders agreement may have the effect of hindering, delaying or preventing third party takeovers or changes in management initiated by shareholders. These provisions may also prevent our shareholders from receiving premium prices for their shares in an unsolicited takeover.
Some provisions of our bye-laws could have the effect of discouraging unsolicited takeover bids from third parties or changes in management initiated by shareholders. These provisions may encourage companies interested in acquiring us to negotiate in advance with our board of directors, since the board has the authority to overrule the operation of several of the limitations.
Among other things, our bye-laws provide: for a classified board of directors, in which the directors of the class elected at each annual general meeting holds office for a term of three years, with the term of each class expiring at successive annual general meetings of shareholders; that the number of directors is determined by the board from time to time by a vote of the majority of our board; that directors may only be removed for cause, and cause removal shall be deemed to exist only if the director whose removal is proposed has been convicted of a felony or been found by a court to be liable for gross negligence or misconduct in the performance of his or her duties; that our board has the right to fill vacancies, including vacancies created by an expansion of the board; and for limitations on a shareholder’s right to raise proposals or nominate directors at general meetings. Our bye-laws provide that certain provisions which may have anti-takeover effects may be repealed or altered only with prior board approval and upon the affirmative vote of holders of shares representing at least 65% of the total voting power of our shares entitled generally to vote at an election of directors.
The bye-laws also contain a provision limiting the rights of any U.S. person (as defined in section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the “Code”)) that owns shares of Arch Capital, directly, indirectly or constructively (within the meaning of section 958 of the Code), representing more than 9.9% of the voting power of all shares entitled to vote generally at an election of directors. The votes conferred by such shares of such U.S. person will be reduced by whatever amount is necessary so that after any such reduction the votes conferred by the shares of such person will constitute 9.9% of the total voting power of all shares entitled to vote generally at an election of directors. Notwithstanding this provision, the board may make such final adjustments to the aggregate number of votes conferred by the shares of any U.S. person that the board considers fair and reasonable in all circumstances to ensure that such votes represent 9.9% of the aggregate voting power of the votes conferred by all shares of Arch Capital entitled to vote generally at an election of directors. Arch Capital will assume that all shareholders (other than specified persons) are U.S. persons unless we receive assurance satisfactory to us that they are not U.S. persons.
Moreover, most states, including states in which our subsidiaries are domiciled, have laws and regulations that require regulatory approval of a change in control of an insurer or an insurer's holding company. Where such laws apply to us and our subsidiaries, there can be no effective change in our control unless the person seeking to acquire control has filed a statement with the regulators and has obtained prior approval for the proposed change from such regulators. The usual measure for a presumptive change in control pursuant to these laws is the acquisition of 10% or more of the voting power of the insurance company or its parent, although this presumption is rebuttable. Consequently, a person may not acquire 10% or more of our common shares without the prior approval of insurance regulators in the state in which our subsidiaries are domiciled.
The bye-laws also provide that the affirmative vote of at least 66 2/3% of the outstanding voting power of our shares (excluding shares owned by any person (and such person’s affiliates and associates) that is the owner of 15% or more (a “15% Holder”) of our outstanding voting shares) shall be required for various corporate actions, including: merger or consolidation of the company into a 15% Holder; sale of any or all of our assets to a 15% Holder; the issuance of voting securities to a 15% Holder; or amendment of these provisions; provided, however, the supermajority vote will not apply to any transaction approved by the board.
The provisions described above may have the effect of making more difficult or discouraging unsolicited takeover bids from third parties. To the extent that these effects occur, shareholders could be deprived of opportunities to realize takeover premiums for their shares and the market price of their shares could be depressed. In addition, these provisions could also result in the entrenchment of incumbent management.
There are regulatory limitations on the ownership and transfer of our common shares.
The jurisdictions in which our insurance and reinsurance subsidiaries operate have laws and regulations that require regulatory approval of a change in control of an insurer or an insurer's holding company. Where such laws apply to us and our subsidiaries, there can be no effective change in our control unless the person seeking to acquire control has filed a statement with the regulators and has obtained prior approval for the proposed change from such regulators. The usual measure for a presumptive change in control pursuant to these laws is the acquisition of 10% or more of the voting power of the insurance company or its parent, although this presumption is rebuttable. Consequently, a person may not acquire 10% or more of our common shares without the prior approval of the applicable insurance regulators. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change in control of us, including transactions that some shareholders might consider to be desirable.

Our insurance and reinsurance subsidiaries are subject to regulation in various jurisdictions, and failure to comply with existing regulations or material changes in the regulation of their operations, or any investigations, inquiries or demands by government authorities, could adversely affect us.
Our insurance and reinsurance subsidiaries are subject to the laws and regulations of a number of jurisdictions worldwide, including Bermuda, the states in the U.S. in which such subsidiaries conduct business, the U.K., certain EU Member States, Canada, Switzerland, Australia, South Africa and Hong Kong. Existing laws and regulations, among other things, limit the amount of dividends that can be paid to us by our insurance and reinsurance subsidiaries, prescribe solvency and capital adequacy standards, impose restrictions on the amount and type of investments that can be held to meet solvency and capital adequacy requirements, require the maintenance of reserve liabilities, and require pre-approval of acquisitions and certain affiliate transactions. Failure to comply with these laws and regulations or to maintain appropriate authorizations, licenses, and/or exemptions under applicable laws and regulations may cause governmental authorities to preclude or suspend our insurance or reinsurance subsidiaries from carrying on some or all of their activities, place one or more of them into rehabilitation or liquidation proceedings, impose monetary penalties or other sanctions on them or our affiliates, or commence insurance company delinquency proceedings against our insurance or reinsurance subsidiaries. The application of these laws and regulations by various governmental authorities, including authorities outside the U.S., may affect our liquidity and restrict our ability to expand our business operations through acquisitions or to pay dividends on our ordinary shares. Furthermore, compliance with legal and regulatory requirements may result in significant expenses, which could have a negative impact on our profitability.
In addition to legal and regulatory requirements, the insurance and reinsurance industry has experienced substantial volatility as a result of investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, including the SEC, concerning certain practices within the insurance and reinsurance industry. Our involvement in any investigations, litigations or regulatory activity, including any related lawsuits, would cause us to incur legal costs and, if we or any of our insurance or reinsurance subsidiaries were found to have violated any laws or regulations, we could be required to pay fines and damages and incur other sanctions, perhaps in material amounts, which could have a material negative impact on our profitability.
Any such litigation or failure to comply with applicable laws could result in the imposition of significant restrictions on our ability to do business, and could also result in suspensions, injunctions, monetary damages, fines or other sanctions, any or all of which could adversely affect our financial condition and results of operations.
If our Bermuda reinsurance subsidiary is unable to provide collateral to ceding companies, its ability to conduct business could be significantly and negatively affected.
Arch Re Bermuda is a registered Bermuda insurance company and is not licensed or admitted as an insurer in any jurisdiction in the U.S., although Arch Re Bermuda has been approved as a “certified reinsurer” in certain U.S. states that allow reduced collateral for reinsurance ceded to such reinsurers. Insurance regulations in the U.S. do not uniformly permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless security is posted, and Arch Re Bermuda's contracts generally require it to post a letter of credit or provide other security, even in U.S. states where it has been approved for reduced collateral. Although, to date, Arch Re Bermuda has not experienced any difficulties in providing collateral when required, if we are unable to post security in the form of letters of credit or trust funds when required, the operations of Arch Re Bermuda could be significantly and negatively affected.
Arch Capital is a holding company and is dependent on dividends and other distributions from its operating subsidiaries.
Arch Capital is a holding company whose assets primarily consist of the shares in our subsidiaries. Generally, Arch Capital depends on its available cash resources, liquid investments and dividends or other distributions from subsidiaries to make payments, including the payment of debt service obligations and operating expenses it may incur and any payments of dividends, redemption amounts or liquidation amounts with respect to our preferred shares and common shares, and to fund the share repurchase program. The ability of our regulated insurance and reinsurance subsidiaries to pay dividends or make distributions is dependent on their ability to meet applicable regulatory standards. In addition, the ability of our insurance and reinsurance subsidiaries to pay dividends to Arch Capital and to intermediate parent companies owned by Arch Capital could be constrained by our dependence on financial strength ratings from independent rating agencies. Our ratings from these agencies depend to a large extent on the capitalization levels of our insurance and reinsurance subsidiaries. We believe that Arch Capital has sufficient cash resources and available dividend capacity to service its indebtedness and other current outstanding obligations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources— Liquidity and Capital Resources” in our 2017 Form 10-K.
The service of process and enforcement of judgments against us or our directors or officers may be difficult.
We are a Bermuda company and some of our officers and directors are residents of various jurisdictions outside the U.S. All or a substantial portion of our assets and the assets of those persons may be located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon those persons or to recover against us or those persons on judgments of U.S. courts based on civil liabilities provisions of the U.S. federal securities laws even though we have appointed National Registered Agents, Inc., New York, New York, as our agent for service of process with respect to actions based on offers and sales of securities made in the U.S. Because there is no treaty in effect between the U.S. and Bermuda providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters, a final judgment for the payment of money rendered by a court in the U.S. based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in Bermuda, and there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts. Further, no claim may be brought in Bermuda against us or our directors and officers for violation of U.S. federal securities laws, as such laws do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers in a suit brought in the Supreme Court of Bermuda if the facts alleged in the complaint constitute or give rise to a cause of action under Bermuda law.
Our international business is subject to applicable laws and regulations relating to sanctions and foreign corrupt practices, the violation of which could adversely affect our operations.
We must comply with all applicable economic sanctions and anti-bribery laws and regulations of the U.S. and other foreign jurisdictions where we operate, including the U.K. and the European Community. U.S. laws and regulations applicable to us include the economic trade sanctions laws and regulations administered by the Treasury’s Office of Foreign Assets Control as well as certain laws administered by the U.S. Department of State. In addition, we are subject to the Foreign Corrupt Practices Act and other anti-bribery laws such as the U.K. Bribery Act that generally bar corrupt payments or unreasonable gifts to foreign governments or officials. Although we have policies and controls in place that are designed to ensure compliance with these laws and regulations, it is possible that an employee or intermediary could fail to comply with applicable laws and regulations. In such event, we could be exposed to civil penalties, criminal penalties and other sanctions, including fines or other punitive actions. In addition, such violations could damage our business and/or our reputation. Such criminal or civil sanctions, penalties, other sanctions, and damage to our business and/or reputation could have a material adverse effect on our financial condition and results of operations.
Risks Relating to Our Common Shares and This Offering
Sales of a significant number of our Common Shares in the public markets, and other transactions that we may pursue, could depress the market price of our Common Shares.
Sales of a substantial number of Common Shares in the public markets and the perception that those sales may occur could adversely affect the market price of our Common Shares. The completion of this offering will significantly increase the number of Common Shares that may be sold in the public market because the Common Shares issued by us and sold by the Selling Shareholders will be freely tradable without restriction or further registration under the Securities Act. In addition, future issuances of equity securities may dilute the interests of our existing shareholders, including you, and cause the market price of our Common Shares to decline. We may issue equity securities (including convertible securities, preferred securities, and options and warrants on our common or preferred stock) in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to address regulatory capital concerns, or to satisfy our obligations upon the exercise of outstanding options, warrants or convertible securities, including our Series D Convertible Preferred Shares. We may issue equity securities in transactions that generate cash proceeds, transactions that free up regulatory capital but do not immediately generate or preserve substantial amounts of cash, and transactions that generate regulatory or balance sheet capital only and do not generate or preserve cash. We cannot predict the effect that these transactions would have on the market price of our Common Shares.
The price of our Common Shares may be volatile.
There has been significant volatility in the market for equity securities. During 2017 and 2016, the price of our common shares fluctuated from a low of $84.21 to a high of $102.60 and from a low of $59.83 to a high of $88.41, respectively. On

March 8, 2018, our common shares closed at a price of $88.72. The price of our common shares may not remain at or exceed current levels. The following factors, in addition to those described in other risk factors above and below, may have an adverse impact on the market price of our common shares: actual or anticipated variations in our quarterly results, including as a result of catastrophes or our investment performance; our share repurchase program; changes in market valuation of companies in the insurance and reinsurance industry; changes in expectations of future financial performance or changes in estimates of securities analysts; fluctuations in stock market processes and volumes; issuances or sales of common shares or other securities in the future (including the issuance of 5,674,200 Common Shares upon conversion of the Series D Convertible Preferred Shares after completion of this offering); the addition or departure of key personnel; and announcements by us or our competitors of acquisitions, investments or strategic alliances.
Stock markets in the U.S. continue to experience volatile price and volume fluctuations. Such fluctuations, as well as general political conditions, the current poor economic conditions or interest rate or currency rate fluctuations, could adversely affect the market price of our common shares.
The value of your investment may decline.
The trading price of our common shares is subject to wide fluctuations. The stock market in general, and the market for commercial banks and other financial services companies in particular, has experienced significant price and volume fluctuations that sometimes have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common shares, regardless of our operating performance, and the value of your investment may decline.
We do not currently intend to pay dividends on our Common Shares.
Any determination to pay dividends on Arch Capital’s preferred shares or common shares will be at the discretion of Arch Capital’s board of directors (or a duly authorized committee of the board of directors) and will be dependent upon its results of operations, financial condition and other factors deemed relevant by Arch Capital’s board of directors. As a holding company, Arch Capital will depend on future dividends and other permitted payments from its subsidiaries to pay dividends to its shareholders. Arch Capital’s subsidiaries’ ability to pay dividends, as well as its ability to pay dividends, is subject to regulatory, contractual, rating agency and other constraints. So long as any non-cumulative preferred shares remain outstanding for any dividend period, unless the full dividends for the latest completed dividend period on all outstanding non-cumulative preferred shares and parity shares have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside), (a) no dividend may be paid or declared on Arch Capital’s common shares or any of its other securities ranking junior to the non-cumulative preferred shares (other than a dividend payable solely in common shares or in such other junior securities) and (b) no common shares or other junior shares may be purchased, redeemed or otherwise acquired for consideration by Arch Capital, directly or indirectly (other than (i) as a result of a reclassification of junior shares for or into other junior shares, or the exchange or conversion of one junior share for or into another junior share, (ii) through the use of the proceeds of a substantially contemporaneous sale of junior shares and (iii) as permitted by the bye-laws of Arch Capital in effect on the date of issuance of the non-cumulative preferred shares).
Risks Relating to Taxation
We and our non-U.S. subsidiaries may become subject to U.S. federal income taxation and/or the U.S. federal income tax liabilities of our U.S. subsidiaries may increase, including as a result of changes in tax law.
Arch Capital and its non-U.S. subsidiaries intend to operate their business in a manner that will not cause them to be treated as engaged in a trade or business in the U.S. and, thus, will not be required to pay U.S. federal income taxes (other than U.S. excise taxes on insurance and reinsurance premium and withholding taxes on certain U.S. source investment income) on their income. However, because there is uncertainty as to the activities which constitute being engaged in a trade or business in the U.S., there can be no assurances that the IRS will not contend successfully that Arch Capital or its non-U.S. subsidiaries are engaged in a trade or business in the U.S. If Arch Capital or any of its non-U.S. subsidiaries were subject to U.S. income tax, our shareholders' equity and earnings could be adversely affected.
Congress has been considering several legislative proposals intended to eliminate certain perceived tax advantages of Bermuda and other non-U.S. insurance companies. There is no assurance that any such legislative proposal will not be enacted into law and any such enacted law would not adversely affect income tax liabilities of us or any of our subsidiaries.

The newly enacted U.S. tax law and its implementation may have a material and adverse impact on our operations and financial condition.
The Tax Cuts and Jobs Act of 2017 (the “Tax Cuts Act”) includes significant changes to the taxation of business entities. These changes include, among others, a permanent reduction to the corporate income tax rate. Notwithstanding the reduction in the corporate income tax rate, the overall impact of this tax reform is uncertain, and our business and financial condition could be materially and adversely affected.
Certain provisions in the Tax Cuts Act could have a material and adverse impact on our financial condition and business operation. One such provision imposes a 10% minimum tax (reduced to 5% for the 2018 taxable year and increased to 12.5% for the 2026 taxable year and the subsequent taxable years) on the “modified taxable income” of a U.S. corporation (or a non-U.S. corporation engaged in a U.S. trade or business) over such corporation’s regular U.S. federal income tax, reduced by certain tax credits. The “modified taxable income” of a corporation is determined without deduction for certain payments by such corporation to its non-U.S. affiliates (including reinsurance premiums). The reinsurance agreements between our U.S.-based insurance segment and reinsurance segment subsidiaries and Arch Re Bermuda were not renewed as of January 1, 2018. As such, the level of subject business ceded to Arch Re Bermuda will be substantially lower in 2018 than in prior periods. Other provisions of the Tax Cuts Act that could have a material and adverse impact on us include a provision that defers or disallows a U.S. corporation’s deduction of interest expense to the extent such interest expense exceeds a specified percentage of such U.S. corporation’s “adjusted taxable income” and a provision that adjusts the manner in which a U.S. property and casualty insurance company computes its loss reserve.
Significant uncertainty regarding the impact of the Tax Cuts Act exists, as a result of factors including future regulatory and rulemaking processes, the prospects of additional corrective or supplemental legislation, potential trade or other litigation and other factors. There is no assurance that the implementation of the Tax Cuts Act and any other subsequent change in tax laws materially and adversely affect our operations and financial condition.
Our non-U.K. companies may be subject to U.K. tax that may have a material adverse effect on our results of operations.
We intend to operate in such a manner so that none of our companies, other than our U.K. subsidiaries and branch operations (the “U.K. Group”), should be resident in the U.K. for tax purposes or carry on a trade, whether or not through a permanent establishment, in the U.K. Accordingly, we do not expect that any of our other subsidiaries, other than the U.K. Group, should be subject to U.K. tax. Case law has held that whether or not a trade is being carried on in the U.K. is a matter of fact and emphasis is placed on where the operations take place from which the profits in substance arise. HM Revenue and Customs might contend successfully that one or more of our subsidiaries, in addition to the U.K. Group, is carrying on a trade in the U.K. For U.K. tax purposes, a non-U.K. tax resident company will be subject to U.K. corporation tax only if it carries on a trade through a permanent establishment in the U.K. However, that subsidiary may still be subject to U.K. income tax if it carries on a trade in the U.K., without a permanent establishment, unless it is entitled to the protection afforded by a double tax treaty between the U.K. and the jurisdiction in which that company is resident. If any of our subsidiaries is treated as resident, or carrying on a trade, in the U.K., whether or not through a permanent establishment, and, therefore, subject to U.K. tax, our results of operations could be materially adversely affected.
We may become subject to taxes in Bermuda after March 31, 2035, which may have a material adverse effect on our results of operations.
Under current Bermuda law, we are not subject to tax on income, profits, withholding, capital gains or capital transfers. Furthermore, we have obtained from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of the tax will not be applicable to us or our operations until March 31, 2035. We could be subject to taxes in Bermuda after that date. This assurance does not, however, prevent the imposition of taxes on any person ordinarily resident in Bermuda or any company in respect of its ownership of real property or leasehold interests in Bermuda.

The impact of Bermuda's letter of commitment to the OECD to eliminate harmful tax practices is uncertain and could adversely affect our tax status in Bermuda.
The Organization for Economic Cooperation and Development (“OECD”) has published reports and launched a global initiative among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. Bermuda was not listed in the most recent report as an uncooperative tax haven jurisdiction because it had previously committed to eliminate harmful tax practices, to embrace international tax standards for transparency, to exchange information and to eliminate an environment that attracts business with no substantial domestic activity. We are not able predict what changes will arise from the commitment or whether such changes will subject us to additional taxes.
We may become subject to increased taxation in Bermuda and other countries as a result of the OECD's plan on “Base erosion and profit shifting.”
The OECD, with the support of the G20, initiated the “base erosion and profit shifting” (“BEPS”) project in 2013 in response to concerns that international tax standards have not kept pace with changes in global business practices and that changes are needed to international tax laws to address situations where multinationals may pay little or no tax in certain jurisdictions by shifting profits away from jurisdictions where the activities creating those profits may take place. In October 2015, the OECD issued “final reports” in connection with the BEPS project. The final reports have been approved for adoption by the G20 finance ministers in November 2015. The final reports provide the basis for international standards for corporate taxation that are designed to prevent, among other things, the artificial shifting of income to tax havens and low-tax jurisdictions, the erosion of the tax base through interest deductions on intercompany debt and the artificial avoidance of permanent establishments (i.e., tax nexus with a jurisdiction).
Legislation to adopt these standards has been enacted or is currently under consideration in a number of jurisdictions to implement these standards, including country by country reporting. As a result, our income may be taxed in jurisdictions where it is not currently taxed and at higher rates of tax than currently taxed, which may substantially increase our effective tax rate. Also, the adoption of these standards may increase the complexity and costs associated with tax compliance and adversely affect our financial position and results of operations.

USE OF PROCEEDS
Proceeds from the sale of Common Shares covered by this prospectus supplement will be received by the Selling Shareholders. We will not receive any proceeds from the sale of the Common Shares covered by this prospectus supplement. We will, however, bear a portion of the expenses of the offering of Common Shares by the Selling Shareholders, except that the Selling Shareholders will pay any applicable underwriting fees, discounts or commissions and certain transfer taxes.

DIVIDEND POLICY
Any determination to pay dividends on Arch Capital’s common shares will be at the discretion of Arch Capital’s board of directors (or a duly authorized committee of the board of directors) and will be dependent upon its results of operations, financial condition and other factors deemed relevant by Arch Capital’s board of directors. For more information, see “Risk Factors—Arch Capital is a holding company and is dependent on dividends and other payments from its operating subsidiaries, which are subject to dividend restrictions, to make payments, including the payment of debt service obligations and operating expenses we may incur and any payments of dividends, redemption amounts or liquidation amounts with respect to our preferred shares and common shares.” and “Risk Factors—We do not currently intend to pay dividends on our Common Shares.” in this prospectus supplement.

MARKET PRICE OF COMMON SHARES
Our Common Shares are traded on NASDAQ under the symbol “ACGL.” The following table sets forth the high and low sales prices for our Common Shares for the two most recent fiscal years by quarter:

	2017		2016
	High	Low	High	Low
1st Quarter	$96.05	$84.21	$71.67	$59.83
2nd Quarter	$99.21	$92.00	$73.12	$67.50
3rd Quarter	$99.47	$90.52	$85.16	$68.85
4th Quarter	$102.60	$89.30	$88.41	$76.47

On March 8, 2018, the last reported sale price of our Common Shares on NASDAQ was $88.72 per share.

SELLING SHAREHOLDERS
On December 31, 2016, we issued 1,276,282 shares of Arch Capital’s Series D Convertible Preferred Shares to AIG in connection with our acquisition of UGC. At December 31, 2017, 567,420 shares of Arch Capital’s Series D Convertible Preferred Shares were outstanding.
The following table, which was prepared based on information supplied to us by the Selling Shareholders, sets forth the names of the Selling Shareholders, the number of Series D Convertible Preferred Shares and Common Shares beneficially owned by the Selling Shareholders and the number of shares to be offered by the Selling Shareholders pursuant to this prospectus supplement.
We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the entity named in the table below has sole voting and investment power with respect to all Common Shares that the entity beneficially owns.
At the closing of this offering, 567,420 of our Series D Convertible Preferred Shares held by the Selling Shareholders will be converted to 5,674,200 shares of Common Shares in compliance with the relevant provisions of Section 7 of the Certificate of Designations for the Series D Convertible Preferred Shares.

Selling Shareholders (1)	Series D Convertible Preferred Shares Owned Prior to the Offering		Common Shares that may be Sold in the Offering	Series D Convertible Preferred Shares Owned Following the Offering
	Number	%
American Home Assurance Company (2)	303,876	53.6%	3,038,760	—
Lexington Insurance Company (2)	121,550	21.4%	1,215,500	—
National Union Fire Insurance Company of Pittsburgh, Pa. (2)	141,994	25.0%	1,419,940	—
Total	567,420	100.0%	5,674,200	—
____________________

(1)
The Selling Shareholders are the holders of 567,420 of our Series D Convertible Preferred Shares, which are convertible into 5,674,200 Common Shares. Pursuant to the Certificate of Designations for the Series D Convertible Preferred Shares, each share of Series D Convertible Preferred Shares shall be automatically converted into ten fully paid and non-assessable Common Shares upon the transfer to a third party in a Widely Dispersed Offering (as defined below) by the holders or any of their affiliates or any direct or indirect transferee of the holders that did not receive such shares in a Widely Dispersed Offering. A “Widely Dispersed Offering” is defined in the Certificate of Designations for the Series D Convertible Preferred Shares as (i) a widespread public distribution (such as this offering), (ii) a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of Arch Capital or (iii) a transfer to a transferee that would control more than 50% of the voting securities of Arch Capital without any transfer from the Selling Shareholders. Further, the holders of Series D Convertible Preferred Shares do not have any voting rights except the limited voting rights as set forth therein or as otherwise from time to time required by law.

(2)
A wholly owned subsidiary of American International Group, Inc., a publicly traded company listed on the New York Stock Exchange under the ticker symbol “AIG.” The address for each of the Selling Shareholders is 175 Water Street New York, NY 10038.

CERTAIN INCOME TAX CONSIDERATIONS
The following summary of the taxation of Arch Capital and the taxation of our shareholders is based upon current law and is for general information only. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.
The following legal discussion (including and subject to the matters and qualifications set forth in such summary) of certain tax considerations (a) under “—Taxation of Arch Capital—Bermuda” is based upon the advice of Conyers Dill & Pearman Limited, Hamilton, Bermuda and (b) under “—Taxation of Arch Capital—United States” and “—Taxation of Shareholders,” is based upon the advice of Cahill Gordon & Reindel LLP, New York, New York (the advice of such firms does not include accounting matters, determinations or conclusions relating to the business or activities of Arch Capital). The summary is based upon current law and is for general information only. The tax treatment of a holder of our Common Shares, or of a person treated as a holder of our shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder’s particular tax situation. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to us or to holders of our shares.
Taxation of Arch Capital
Bermuda. Under current Bermuda law, Arch Capital is not subject to tax on income or profits, withholding, capital gains or capital transfers. Arch Capital has obtained from the Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 of Bermuda an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, the imposition of any such tax shall not be applicable to Arch Capital or to any of our operations or our shares, debentures or other obligations until March 31, 2035. We could be subject to taxes in Bermuda after that date. This assurance will be subject to the proviso that it is not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda (we are not so currently affected) or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 of Bermuda or otherwise payable in relation to any property leased to us or our insurance subsidiary. We pay annual Bermuda government fees, and our Bermuda insurance and reinsurance subsidiary pays annual insurance license fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and other sundry taxes payable, directly or indirectly, to the Bermuda government.
United States. Arch Capital and its non-U.S. subsidiaries intend to conduct their operations in a manner that will not cause them to be treated as engaged in a trade or business in the United States and, therefore, will not be required to pay U.S. federal income taxes (other than U.S. excise taxes on insurance and reinsurance premium and withholding taxes on dividends and certain other U.S. source investment income). However, because definitive identification of activities which constitute being engaged in a trade or business in the U.S. is not provided by the Internal Revenue Code of 1986, as amended (the “Code”), or regulations or court decisions, there can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not contend successfully that Arch Capital or its non-U.S. subsidiaries are or have been engaged in a trade or business in the United States. A foreign corporation deemed to be so engaged would be subject to U.S. income tax, as well as the branch profits tax, on its income, which is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under the permanent establishment provisions of a tax treaty. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a domestic corporation, except that deductions and credits generally are not permitted unless the foreign corporation has timely filed a U.S. federal income tax return in accordance with applicable regulations. Penalties may be assessed for failure to file tax returns. The 30% branch profits tax is imposed on net income after subtracting the regular corporate tax and making certain other adjustments.
Under the income tax treaty between Bermuda and the United States (the “Treaty”), Arch Capital's Bermuda insurance subsidiaries will be subject to U.S. income tax on any insurance premium income found to be effectively connected with a U.S. trade or business only if that trade or business is conducted through a permanent establishment in the United States. No regulations interpreting the Treaty have been issued. While there can be no assurances, Arch Capital does not believe that any of its Bermuda insurance subsidiaries has a permanent establishment in the United States. Such subsidiaries would not be entitled to the benefits of the Treaty if (i) 50% or less of Arch Capital's shares were beneficially owned, directly or indirectly, by Bermuda residents or U.S. citizens or residents, or (ii) any such subsidiary's income were used in substantial part to make disproportionate distributions to, or to meet certain liabilities to, persons who are not Bermuda residents or U.S. citizens or residents. While there can be no assurances, Arch Capital believes that its Bermuda insurance subsidiaries are eligible for Treaty benefits.

The Treaty clearly applies to premium income, but may be construed as not protecting investment income. If Arch Capital’s Bermuda insurance subsidiaries were considered to be engaged in a U.S. trade or business and were entitled to the benefits of the Treaty in general, but the Treaty were not found to protect investment income, a portion of such subsidiaries’ investment income could be subject to U.S. federal income tax.
Non-U.S. insurance companies carrying on an insurance business within the United States have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risk insured or reinsured by such companies. If any of Arch Capital's non-U.S. insurance subsidiaries is considered to be engaged in the conduct of an insurance business in the United States, a significant portion of such company's investment income could be subject to U.S. income tax.
Non-U.S. corporations not engaged in a trade or business in the United States are nonetheless subject to U.S. income tax on certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the United States as enumerated in Section 881(a) of the Code (such as dividends and certain interest on investments), subject to exemption under the Code or reduction by applicable treaties.
The United States also imposes an excise tax on insurance and reinsurance premiums paid to non-U.S. insurers or reinsurers with respect to risks located in the United States. The rates of tax, unless reduced by an applicable U.S. tax treaty, are 4% for non-life insurance premiums and 1% for life insurance and all reinsurance premiums.
On December 22, 2017, the Tax Cuts Act was signed into law by the President of the United States. For taxable years beginning after 2017, the Tax Cuts Act imposes a 10% minimum tax (reduced to 5% for the 2018 taxable year and increased to 12.5% for the 2026 taxable year and the subsequent taxable years) on the “modified taxable income” of a U.S. corporation (or a non-U.S. corporation engaged in a U.S. trade or business) over such corporation’s regular U.S. federal income tax, reduced by certain tax credits. The “modified taxable income” of a corporation is determined without deduction for certain payments by such corporation to its non-U.S. affiliates (including reinsurance premiums).
United Kingdom. Our U.K. subsidiaries are companies incorporated and have their central management and control in the U.K., and are therefore resident in the U.K. for corporation tax purposes. As a result, they will be subject to U.K. corporation tax on their respective trading profits. The U.K. branches of Arch Re Europe and Arch Underwriters Europe will be subject to U.K. corporation tax on the profits (both income profits and chargeable gains) attributable to each branch. The main rate of U.K. corporation tax for the financial year starting April 1, 2017 is 19% on profits. It has been announced that the U.K. corporation tax rate will remain at 19% on profits for the financial years starting April 1, 2018 and April 1, 2019, and will reduce to 17% on profits for the financial year starting April 1, 2020.
Canada. Arch Insurance Canada, a Canadian federal insurance company, commenced underwriting in 2013. Arch Re U.S., through a branch, commenced underwriting reinsurance in Canada in January 2015. Arch Insurance Canada is taxed on its worldwide income. Arch Re U.S. is taxed on its net business income earned in Canada. The general federal corporate income tax rate in Canada is currently 15%. Provincial and territorial corporate income tax rates are added to the general federal corporate income tax rate and generally vary between 11% and 16%.
Ireland. Each of Arch Re Europe, Arch MI Europe and Arch Underwriters Europe is incorporated and resident in Ireland for corporation tax purposes and will be subject to Irish corporate tax on its worldwide profits, including the profits of the branches of Arch Re Europe and Arch Underwriters Europe. Any creditable foreign tax payable will be creditable against Arch Re Europe’s Irish corporate tax liability on the results of Arch Re Europe’s branches with the same principle applied to Arch Underwriters Europe’s branches. The current rate of Irish corporation tax applicable to such profits is 12.5%.
Switzerland. Arch Re Europe Swiss Branch and Arch Underwriters Europe Swiss Branch are subject to Swiss corporation tax on the profit which is allocated to the branch. The effective tax rate is approximately 21.12% for Swiss federal, cantonal and communal corporation taxes on the profit. The effective tax rate of the annual cantonal and communal capital taxes on the equity which is allocated to Arch Re Europe Swiss Branch and Arch Underwriters Europe Swiss Branch is approximately 0.17%.
Denmark. Arch Re Denmark, established as a subsidiary of Arch Re Bermuda, is subject to Danish corporation taxes on its profits at a rate of 25% for 2013 and the preceding years. The corporate tax rate was reduced to 24.5% for 2014, to 23.5% for 2015 and to 22% for 2016 and onwards.

Hong Kong. Arch MI Asia is subject to Hong Kong corporate tax on its assessable profits at a rate of 16.5%. Assessable profits are the net profits for the basis period, arising in or derived from Hong Kong.
Taxation of Shareholders
The following summary sets forth certain United States federal income tax considerations related to the purchase, ownership and disposition of our Common Shares. Unless otherwise stated, this summary deals only with shareholders (“U.S. Holders”) that are United States Persons (as defined below) who hold our Common Shares as capital assets and as beneficial owners. The following discussion is only a general summary of the United States federal income tax matters described herein and does not purport to address all of the United States federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder’s specific circumstances. In addition, the following summary does not describe the United States federal income tax consequences that may be relevant to certain types of shareholders, such as banks, insurance companies, regulated investment companies, real estate investment trusts, financial asset securitization investment trusts, dealers in securities or traders that adopt a mark-to-market method of tax accounting, partnerships or other pass-through entities (or investors therein), U.S. Holders that hold our Common Shares through a non-U.S. broker or other non-U.S. intermediary, tax-exempt entities (except to the limited extent addressed below under “—Tax-Exempt Shareholders”), persons owning (directly, indirectly or constructively) 10% or more of the total combined voting power or total value of our Common Shares, expatriates, persons who hold our Common Shares as part of a hedging or conversion transaction or as part of a straddle, who may be subject to special rules or treatment under the Code or persons required for U.S. federal income tax purposed to recognize income no later than such income is reported on such persons’ applicable financial statements. This discussion is based upon the Code, the Treasury regulations promulgated thereunder and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date of this prospectus supplement and as currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This discussion does not include any description of the alternative minimum tax or the tax laws of any state or local governments within the United States, or of any foreign government, that may be applicable to our Common Shares or the shareholders. Persons considering making an investment in our Common Shares should consult their own tax advisors concerning the application of the United States federal tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction prior to making such investment.
If an entity that is treated as a partnership holds our Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Common Shares, you should consult your own tax advisor.
For purposes of this discussion, the term “United States Person” means:

•	an individual who is a citizen or resident of the United States,

•	a corporation or entity treated as a corporation created or organized under the laws of the United States, any State or the District of Columbia,

•	an estate the income of which is subject to United States federal income taxation regardless of its source,

•
a trust if either (x) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States Persons have the authority to control all substantial decisions of such trust or (y) the trust has a valid election in effect to be treated as a United States Person for U.S. federal income tax purposes or

•	any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing.
Distributions
Subject to the discussions below relating to the potential application of the CFC, RPII and PFIC rules, as defined below, cash distributions, if any, made with respect to our Common Shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as computed using U.S. tax principles). If a U.S. Holder of our Common Shares is an individual or other non-corporate holder, dividends paid, if any, to that holder that constitute qualified dividend income will be taxable at the rate applicable for long-term capital gains (generally up to 20%), provided that such person meets a holding period requirement. Generally in order to meet the holding period requirement, the

United States Person must hold our Common Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends paid, if any, with respect to our Common Shares generally will be qualified dividend income, provided that our Common Shares are readily tradable on an established securities market in the United States in the year in which the shareholder receives the dividend (which will be the case for shares that are listed on NASDAQ) and Arch Capital is not considered to be a passive foreign investment company or “PFIC” in either the year of the distribution or the preceding taxable year. No assurance can be given that our Common Shares will be so listed or otherwise be considered readily tradable on an established securities market in the United States. See “—Controlled Foreign Corporation Rules,” “Related Person Insurance Income Rules” and “Passive Foreign Investment Companies Rules” below.
Distributions with respect to our Common Shares will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Code. To the extent distributions on our Common Shares exceed our earnings and profits (as computed using U.S. tax principles), they will be treated first as a return of the U.S. Holder’s basis in our Common Shares to the extent thereof, and then as gain from the sale of a capital asset.
Sale, Exchange or Other Disposition
Subject to the discussions below relating to the potential application of the CFC, RPII and PFIC rules and relating to redemption, holders of our Common Shares generally will recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or disposition of our Common Shares, as applicable, in an amount equal to the difference, if any, between the amount realized upon such sale or exchange and such U.S. Holder’s tax basis in its Common Shares. Preferential tax rates currently apply to long-term capital gains of individuals and other non-corporate U.S. Holders. The deductibility of capital losses is subject to limitations. Any gain or loss will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes.
Redemption of our Common Shares
A redemption of our Common Shares will be treated under section 302 of the Code as a dividend if we have sufficient earnings and profits, unless the redemption satisfies one of the tests set forth in section 302(b) of the Code enabling the redemption to be treated as a sale or exchange, subject to the discussion herein relating to the potential application of the CFC, RPII and PFIC rules (each as described below). Under the relevant Code section 302(b) tests, the redemption should be treated as a sale or exchange only if it (1) is substantially disproportionate, (2) constitutes a complete termination of the holder’s stock interest in us or (3) is “not essentially equivalent to a dividend.” In determining whether any of these tests are met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. It may be more difficult for a United States Person who owns, actually or constructively by operation of the attribution rules, any of our other shares to satisfy any of the above requirements. The determination as to whether any of the alternative tests of section 302(b) of the Code is satisfied with respect to a particular holder of our Common Shares depends on the facts and circumstances as of the time the determination is made.
Medicare Contribution Tax
A U.S. Holder that is an individual, estate or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individual will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its dividend income and its net gains from the disposition of our Common Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).
Controlled Foreign Corporation Rules
We or any of our non-U.S. subsidiaries will be treated as a controlled foreign corporation with respect to any taxable year (“CFC”) if at any time during such taxable year, one or more “10% Shareholders” (as defined below) collectively own more than 50% of us or such non-U.S. subsidiary (as applicable) by vote or value (taking into account shares actually owned by such U.S. Holder as well as shares attributed to such U.S. Holder under the Code or the regulations thereunder). For taxable years beginning on or before December 31, 2017, a 10% Shareholder means any shareholder who was considered to own, actually or constructively, 10% or more of the total combined voting power of our shares or those of our non-U.S.

subsidiaries (as applicable). Under the Tax Cuts Act, for taxable years beginning after December 31, 2017, a 10% Shareholder also includes any shareholder who is considered to own, actually or constructively, 10% or more of the value of our shares or those of our non-U.S. subsidiaries (as applicable). As a result, for taxable years beginning after December 31, 2017, the voting cut-back limitation contained in our bye-laws that limits the votes conferred by the Controlled Shares (as defined in our bye-laws) of any U.S. Person to 9.9% of the total voting power of all our shares entitled to vote will not prevent any U.S. Holder from being treated as a 10% Shareholder.
Status as a CFC would not cause us or any of our non-U.S. subsidiaries to be subject to U.S. federal income tax. Such status also would have no adverse U.S. federal income tax consequences for any U.S. Holder that is not a 10% Shareholder with respect to us or any of such non-U.S. subsidiaries (as applicable). If we are or were a CFC with respect to any taxable year, a U.S. Holder that is considered a 10% U.S. Shareholder would be subject to current U.S. federal income taxation (at ordinary income tax rates) to the extent of all or a portion of the undistributed earnings and profits of Arch Capital and our subsidiaries attributable to “subpart F income” (including certain insurance premium income and investment income) and may be taxable at ordinary income tax rates on any gain recognized on a sale or other disposition (including by way of repurchase or liquidation) of our Common Shares to the extent of the current and accumulated earnings and profits attributable to such Common Shares. For taxable years beginning after December 31, 2017, a helpful limitation, which provides that a U.S. shareholder would not be subject to the current inclusion rules of Subpart F for a taxable year unless the non-U.S. corporation was a CFC for an uninterrupted period of 30 days or more during such taxable year, will no longer apply.
Related Person Insurance Income Rules
Generally, we do not expect the gross RPII (related person insurance income) of any of our non-U.S. subsidiaries to equal or exceed 20% of its gross insurance income in any taxable year for the foreseeable future (the “RPII 20% gross income exception”). Consequently, we do not expect any U.S. Holder to be required to include in such U.S. Holder’s gross income for U.S. federal income tax purposes any RPII income, but there can be no assurance that this will be the case.
If the RPII rules were to apply to any of Arch Capital’s insurance subsidiaries, a U.S. Holder’s tax basis in its Common Shares would be increased by the amount of any RPII that such U.S. Holder includes in income, the U.S. Holder could exclude from income the amount of any distribution by Arch Capital to the extent of the RPII included in income for the year in which the distribution was paid or for any prior year (which excluded amount would be applied to reduce the U.S. Holder’s tax basis in the Common Shares), and each U.S. Holder on the last day of its taxable year would be required to attach a IRS Form 5471 to such person’s income tax or information return. Failure to file IRS Form 5471 may result in penalties.
There is a lack of definitive guidance interpreting the RPII provisions. Treasury regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made to the proposed Treasury regulations. Accordingly, the meaning of the RPII provisions and their application to Arch Capital and its subsidiaries is uncertain. In addition, there can be no assurance that the IRS will not challenge any determinations by Arch Capital or any of its subsidiaries as to the amount, if any, of RPII that should be includible in income or that the amounts of the RPII inclusions will not be subject to adjustment based upon subsequent IRS examination.
Section 953(c)(7) of the Code generally provides that Section 1248 of the Code (which generally would require a U.S. Holder to treat certain gains attributable to the sale, exchange or disposition of our Common Shares as a dividend) will apply to the sale or exchange by a U.S. shareholder of shares in a foreign corporation that is characterized as a CFC under the RPII rules if the foreign corporation would be taxed as an insurance company if it were a domestic corporation, regardless of whether the U.S. shareholder is a 10% U.S. Shareholder or whether the corporation qualifies for the RPII 20% gross income exception. Although existing U.S. Treasury Department (“Treasury”) regulations do not address the question, proposed Treasury regulations issued in April 1991 create some ambiguity as to whether Section 1248 and the requirement to file Form 5471 would apply when the foreign corporation has a foreign insurance subsidiary that is a CFC for RPII purposes and that would be taxed as an insurance company if it were a domestic corporation. We believe that Section 1248 and the requirement to file Form 5471 will not apply to a less than 10% U.S. Shareholder because Arch Capital is not directly engaged in the insurance business. There can be no assurance, however, that the IRS will interpret the proposed regulations in this manner or that the Treasury will not take the position that Section 1248 and the requirement to file Form 5471 will apply to dispositions of our Common Shares.

If the IRS or U.S. Treasury Department were to make Section 1248 and the Form 5471 filing requirement applicable to the sale of our Common Shares, we would notify shareholders that Section 1248 of the Code and the requirement to file Form 5471 will apply to dispositions of our Common Shares. Thereafter, we would send a notice after the end of each calendar year to all persons who were shareholders during the year notifying them that Section 1248 and the requirement to file Form 5471 apply to dispositions of our Common Shares by U.S. Holders. We would attach to this notice a copy of Form 5471 completed with all our information and instructions for completing the shareholder information.
A U.S. Holder’s adjusted tax basis in its Common Shares will be increased by the amount of any subpart F income that such U.S. Holder includes in income under either the RPII or non-RPII CFC rules. Similarly, a U.S. Holder’s adjusted tax basis in its Common Shares will be reduced by the amount of distributions of subpart F income that are excluded from income as previously taxed income.
Passive Foreign Investment Companies Rules
Sections 1291 through 1298 of the Code contain special rules applicable with respect to foreign corporations that are “passive foreign investment companies” (“PFICs”). In general, a foreign corporation will be a PFIC if 75% or more of its gross income constitutes “passive income” or 50% or more of its assets produce (or are held for the production of) passive income. If we were to be characterized as a PFIC at any time during the holding period of a U.S. Holder’s our Common Shares, such U.S. Holder generally would be taxable at ordinary income tax rates and subject to a penalty tax at the time of any sale or other disposition at a gain of (or receipt of an “excess distribution” with respect to) such U.S. Holder’s our Common Shares. In addition, as noted above, a dividend paid by a corporation that is a PFIC with respect to the taxable year in which such dividend is paid or the preceding taxable year is not eligible for the reduced rate of tax on qualified dividend income. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to our Common Shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the period the shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale or other disposition) with respect to the shares was taxable in equal portions throughout the holder’s period of ownership. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such period. A U.S. shareholder may avoid some of the adverse tax consequences of owning shares in a PFIC by making a qualified electing fund (“QEF”) election or “mark-to-market” election. A QEF election is revocable only with the consent of the IRS and has the following consequences to a shareholder:

•	For any year in which Arch Capital is not a PFIC, no income tax consequences would result.

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For any year in which Arch Capital is a PFIC, the shareholder would include in its taxable income a proportionate share of the net ordinary income and net capital gains of Arch Capital and certain of its non-U.S. subsidiaries.

If a QEF election is not made with respect to the first taxable year of a U.S. Holder’s holding period, the beneficial effect of the QEF election may be significantly diminished.
For taxable years beginning on or before December 31, 2017, the PFIC statutory provisions contained an express exception for income “derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business…” (the “active insurance company exception”). This active insurance company exception was intended to ensure that income derived by a bona fide insurance company was not treated as passive income, except to the extent such income was attributable to financial reserves in excess of the reasonable needs of the insurance business.
For taxable years beginning on or before December 31, 2017, the determination of whether the active insurance company exception applies to an insurance company was made on a case-by-case basis and the analysis was inherently subjective. Under the Tax Cuts Act, for taxable years beginning after December 31, 2017, the active insurance company exception applies only if (i) the company would be taxed as an insurance company were it a U.S. corporation and (ii) either (A) loss and loss adjustment expense and certain reserves constitute more than 25% of the company’s gross assets for the relevant year or (B) loss and loss adjustment expenses and certain reserves constitute more than 10% of the company’s gross assets for the relevant year and, based on the applicable facts and circumstances, the company is predominantly engaged in an insurance business and the failure of the company to satisfy the preceding 25% test is due solely to run-off related or other specified circumstances involving the insurance business. The PFIC statutory provisions contain a look-through rule that states that, for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation shall be treated as if it “received directly its proportionate share of the income” and as if it “held its proportionate share of the assets” of any other corporation in which it owns at least 25% of the stock. We believe that we were not a PFIC for any taxable year beginning on or before December 31, 2017 and we are not expecting to become a PFIC for any taxable year beginning after December 31, 2017 and we will use reasonable best efforts to cause us and each of our majority owned non-U.S. insurance subsidiaries not to constitute a PFIC.
In April 2015, the IRS issued proposed regulations in an attempt to define the foreign insurance company exception to the PFIC rules (the “proposed PFIC insurance regulations”). The proposed PFIC insurance regulations are likely to be revised in light of the modified active insurance company exception contained in the Tax Cuts Act (as described above).
No regulations interpreting the substantive PFIC provisions have yet been finalized. It is possible that the regulations interpreting the PFIC provisions will be issued in the future and contain rules different from those in the proposed PFIC insurance regulations. Each U.S. Holder should consult its own tax advisor as to the effects of these rules.
Foreign Tax Credits
In the event that U.S. Holders in the aggregate own (actually or constructively) at least 50% of our Common Shares, only a portion of the current inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by us (including any gain from the sale of our shares that is treated as a dividend under Section 1248 of the Code) will be treated as foreign source income for purposes of computing a U.S. Holder’s U.S. foreign tax credit limitation.
Tax-Exempt Shareholders
Tax-exempt entities may be required to treat certain Subpart F insurance income, including RPII, that is includible in income by the tax-exempt entity as unrelated business taxable income. Prospective investors that are tax-exempt entities are urged to consult their own tax advisors as to the potential impact of the unrelated business taxable income (“UBTI”) provisions of the Code. The UBTI provisions may also apply if a tax-exempt entity incurs any acquisition indebtedness with respect to such entity’s purchase of any our Common Shares.
Information Reporting and Backup Withholding
Unless a U.S. Holder is an exempt recipient, such as a corporation, payments on our Common Shares and the proceeds received from the sale of our Common Shares may be subject to information reporting and may also be subject to U.S. federal backup withholding tax if such U.S. Holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amounts so withheld generally will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability (and may entitle such holder to a refund), provided that the required information is timely furnished to the IRS.
Under Section 6038D of the Code, certain U.S. Holders may be required to report information relating to an interest in our Common Shares, subject to certain exceptions (including an exception for our Common Shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their own tax advisors regarding the potential application of this information reporting requirement to their ownership of our Common Shares.
With respect to a PFIC, a U.S. Holder that is at the lowest tier in a chain of ownership, and that is a shareholder (including an indirect shareholder) of a PFIC, is generally required to file an annual report on IRS Form 8621 as an attachment to its tax return. In addition, a U.S. person that owns PFIC shares through another U.S. person is required to file the annual report on IRS Form 8621 in certain circumstances. However, a U.S. person that owns an interest in a PFIC through another U.S. person is not required to submit the annual report on IRS Form 8621 if such U.S. person is required to include an amount in income only under the QEF election or mark-to-market rules with respect to PFIC shares held through other U.S. persons and such other U.S. persons file an annual report under Form 8621. Tax-exempt U.S. Holders will not be required to file an annual report on IRS Form 8621 if they are not subject to tax with respect to their interest in the PFIC. Certain U.S. persons who do not make a QEF or mark-to-market election may also be exempt from reporting on IRS Form 8621 for a taxable year if they do not receive excess distributions and they satisfy certain ownership thresholds.
FATCA Withholding
Sections 1471 through 1474 of the Code, known as the Foreign Account Tax Compliance Act (“FATCA”), and the relevant administrative guidance thereunder, impose a withholding tax of 30% on U.S.-source dividends and will, beginning on January 1, 2019, impose such a withholding tax on the gross proceeds from the sale or other disposition of assets which produce such types of income, which are received by a foreign financial institution (“FFI”), unless such FFI enters into an agreement with the IRS to obtain certain information as to the identity of the direct and indirect owners of accounts in such institution. In addition, a 30% withholding tax may be imposed on the above payments to certain non-financial foreign entities which do not (i) certify to each respective withholding agent that they have no “substantial U.S. owners” (i.e., a U.S. 10% direct or indirect shareholder), or (ii) provide such withholding agent with certain information as to the identity of such substantial U.S. owners. The foregoing rules may apply regardless of whether the FFI or non-financial foreign entity is a beneficial owner or an intermediary.
Although dividends with respect to our Common Shares will generally be treated as foreign source for U.S. federal withholding tax purposes, it is unclear whether, for FATCA purposes, some or all of our dividends may be recharacterized as U.S. source dividends. Treasury regulations addressing this topic have not yet been issued.
The United States has entered into intergovernmental agreements to implement FATCA (“IGAs”) with a number of jurisdictions. Bermuda has signed a “Model 2” IGA with the United States. Different rules than those described above may apply under such an IGA.
Prospective investors are urged to consult their own tax advisors as to the filing and information requirements that may be imposed on them in respect of their ownership of our Common Shares.

UNDERWRITING
Arch Capital and the Selling Shareholders have entered into a purchase agreement with Barclays Capital Inc. and Deutsche Bank Securities Inc., as underwriters. Subject to the terms and conditions described in a purchase agreement among us, the Selling Shareholders and the underwriters, the Selling Shareholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the Selling Shareholders, the number of shares listed opposite their names below.

Underwriter	Number of Common Shares
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Total

The underwriters have agreed to purchase all of the Common Shares sold under the purchase agreement if any of the Common Shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.
We and the Selling Shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities. We have agreed to indemnify the Selling Shareholders, and the Selling Shareholders have agreed to indemnify us, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the indemnified party may be required to make in respect of those liabilities.
The underwriters are offering the Common Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
The underwriters have advised us that they propose initially to offer the Common Shares to the public at the public offering price on the cover page of this prospectus supplement and to certain dealers at that price less a selling concession not in excess of $ per share of Common Shares. After commencement of this offering, the public offering price, concession and discount may be changed.
The expenses of the offering, not including the underwriting discount, are estimated at approximately $ . We will pay the expenses of the offering on behalf of the Selling Shareholders, excluding the underwriting discount.
We have also agreed to reimburse the underwriters for expenses relating to compliance of this offering with the requirements of the Financial Industry Regulatory Authority, Inc. (“FINRA”) up to a maximum of $15,000.
No Sales of Similar Securities
We and our respective officers and directors have agreed, with exceptions, not to sell or issue any common shares (or any securities convertible into common shares) for 45 days after the date of this prospectus supplement without first obtaining the written consent of the underwriters. Specifically, we and our respective officers and directors have agreed with the underwriters not to directly or indirectly:

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offer, pledge, sell, contract to sell, sell any option or contract to purchase, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any common shares (or any securities convertible into common shares), or

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enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any common shares, whether any such swap or transaction is to be settled by delivery of common shares or other securities, in cash or otherwise.

This lockup provision applies to common shares and to securities convertible into or exchangeable or exercisable for common shares.
Barclays Capital Inc., in its sole discretion, may release the common shares and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common shares and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of common shares and other securities for which the release is being requested and market conditions at the time.
The underwriters have granted a waiver to the lock-up agreement for one officer of the Company to sell common shares in an amount up to $1,500,000.
Price Stabilization, Short Positions
The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Shares in accordance with Regulation M under the Exchange Act:

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Over-allotment involves sales by the underwriters of Common Shares in excess of the number of Common Shares the underwriters are obligated to purchase, which creates a short position. The underwriters may also make “naked” short sales of Common Shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in the offering. Covered short sales involves sales by the underwriters of Common Shares not in excess of the underwriters’ over-allotment described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing the Common Shares in the open market. In determining the source Common Shares to close out the covered short position, the underwriters will consider, among other things, the price of Common Shares available in the open market as compared to the price which they may purchase Common Shares through the over-allotment option.

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Stabilizing transactions permit bids to purchase the Common Shares so long as the stabilizing bids do not exceed a specified maximum. These stabilizing transactions may have the effect of raising or maintaining the market price of the Common Shares or preventing or retarding a decline in the market price of the Common Shares. As a result, the price of the Common Shares may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. Neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Listing on the NASDAQ
Our Common Shares are traded on NASDAQ under the symbol “ACGL.”
Other Relationships
From time to time, the underwriters and their respective affiliates have directly or indirectly provided investment and/or commercial banking services to us for which they have received customary compensation and expense reimbursement. The underwriters and their respective affiliates may in the future provide similar services to us.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and instruments of ours or our affiliates. If any of the underwriters and their affiliates has a lending relationship with us, certain of these underwriters or their affiliates routinely hedge and certain other of those underwriters or their affiliates may hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Common Shares offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Common Shares offered hereby. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Selling Restrictions
Canada
The Common Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal, that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Common Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of Common Shares may be made to the public in that Relevant Member State other than:
A.    to any legal entity which is a qualified investor as defined in the Prospectus Directive;
B.    to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters; or
C.    in any other circumstances falling within Article 3(2) of the Prospectus Directive;
provided that no such offer of Common Shares shall require us or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.
Each person in a Relevant Member State who initially acquires any Common Shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any Common Shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the Common Shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale. In the case of any Common Shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Common Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Common

Shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
We, the underwriters, and our and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.
This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of Common Shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Common Shares. Accordingly any person making or intending to make an offer in that Relevant Member State of Common Shares which are the subject of the offering contemplated in this prospectus supplement and the accompanying prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of Common Shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.
For the purpose of the above provisions, the expression “an offer to the public” in relation to any Common Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe the Common Shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.
MIFID II Product Governance
Any person subsequently offering, selling or recommending the Common Shares (a “distributor”) subject to Directive 2014/65/EU (“MiFID II”) is responsible for undertaking its own target market assessment in respect of the Common Shares and determining appropriate distribution channels. For these purposes “distributor” is to be construed in accordance with MiFID II and the rules and regulations promulgated thereunder.
United Kingdom
In addition, in the United Kingdom, this prospectus supplement and the accompanying prospectus are being distributed only to, and are directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement and the accompanying prospectus must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

LEGAL MATTERS
Certain legal matters will be passed upon for us by Cahill Gordon & Reindel LLP, New York, New York. The validity of the Common Shares will be passed upon for us by Conyers Dill & Pearman Limited, Hamilton, Bermuda. Certain legal matters will be passed upon for the underwriters by Willkie Farr & Gallagher LLP.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of Arch Capital for the year ended December 31, 2017 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
The Private Securities Litigation Reform Act of 1995 (“PSLRA”) provides a “safe harbor” for forward-looking statements. This prospectus supplement and the accompanying prospectus, our annual report to shareholders, any proxy statement, any other Form 10-K, Form 10-Q or Form 8-K of ours filed with the Securities and Exchange Commission (“SEC”), or any other written or oral statements made by or on behalf of us may include forward-looking statements, which reflect our current views with respect to future events and financial performance. All statements other than statements of historical fact included in or incorporated by reference in this prospectus supplement and the accompanying prospectus are forward-looking statements. Forward-looking statements, for purposes of the PSLRA or otherwise, can generally be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” and similar statements of a future or forward-looking nature or their negative or variations or similar terminology.
Forward-looking statements involve our current assessment of risks and uncertainties. Actual events and results may differ materially from those expressed or implied in these statements. Important factors that could cause actual events or results to differ materially from those indicated in such statements are discussed below, elsewhere in this prospectus supplement and the accompanying prospectus and in our periodic reports filed with the SEC, and include:

•	our ability to successfully implement our business strategy during “soft” as well as “hard” markets;

•	acceptance of our business strategy, security and financial condition by rating agencies and regulators, as well as by brokers and our insureds and reinsureds;

•	the integration of United Guaranty and any other businesses we have acquired or may acquire into our existing operations;

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our ability to maintain or improve our ratings, which may be affected by our ability to raise additional equity or debt financings, by ratings agencies’ existing or new policies and practices, as well as other factors described herein;

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general economic and market conditions (including inflation, interest rates, foreign currency exchange rates, prevailing credit terms and the depth and duration of a recession) and conditions specific to the reinsurance and insurance markets (including the length and magnitude of the current “soft” market) in which we operate;

•	competition, including increased competition, on the basis of pricing, capacity (including alternative forms of capital), coverage terms, or other factors;

•	developments in the world’s financial and capital markets and our access to such markets;

•	our ability to successfully enhance, integrate and maintain operating procedures (including information technology) to effectively support our current and new business;

•	the loss of key personnel;

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accuracy of those estimates and judgments utilized in the preparation of our financial statements, including those related to revenue recognition, insurance and other reserves, reinsurance recoverables, investment valuations, intangible assets, bad debts, income taxes, contingencies and litigation, and any determination to use the deposit method of accounting, which for a relatively new insurance and reinsurance company, like our company, are even more difficult to make than those made in a mature company since relatively limited historical information has been reported to us through December 31, 2017;

•	greater than expected loss ratios on business written by us and adverse development on claim and/or claim expense liabilities related to business written by our insurance and reinsurance subsidiaries;

•	severity and/or frequency of losses;

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claims for natural or man-made catastrophic events or severe economic events in our insurance, reinsurance and mortgage businesses could cause large losses and substantial volatility in our results of operations;

•	acts of terrorism, political unrest and other hostilities or other unforecasted and unpredictable events;

•	availability to us of reinsurance to manage our gross and net exposures and the cost of such reinsurance;

•	the failure of reinsurers, managing general agents, third party administrators or others to meet their obligations to us;

•	the timing of loss payments being faster or the receipt of reinsurance recoverables being slower than anticipated by us;

•	our investment performance, including legislative or regulatory developments that may adversely affect the fair value of our investments;

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changes in general economic conditions, including new or continued sovereign debt concerns in Eurozone countries or downgrades of U.S. securities by credit rating agencies, which could affect our business, financial condition and results of operations;

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the volatility of our shareholders’ equity from foreign currency fluctuations, which could increase due to us not matching portions of our projected liabilities in foreign currencies with investments in the same currencies;

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losses relating to aviation business and business produced by a certain managing underwriting agency for which we may be liable to the purchaser of our prior reinsurance business or to others in connection with the May 5, 2000 asset sale described in our periodic reports filed with the SEC;

•	changes in accounting principles or policies or in our application of such accounting principles or policies;

•	changes in the political environment of certain countries in which we operate or underwrite business;

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statutory or regulatory developments, including as to tax policy and matters and insurance and other regulatory matters such as the adoption of proposed legislation that would affect Bermuda-headquartered companies and/or Bermuda-based insurers or reinsurers and/or changes in regulations or tax laws applicable to us, our subsidiaries, brokers or customers, including the recently enacted Tax Cuts and Jobs Act of 2017; and

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the other matters set forth under in the section titled “Risk Factors” in this prospectus supplement and in our 2017 Form 10-K and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other sections of our 2017 Form 10-K.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included herein or elsewhere. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
As required by law, we file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information contain additional information about us. You can inspect and copy these materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC. The SEC’s Internet address is http://www.sec.gov. You can also inspect these materials at the offices of the NASDAQ Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.
The SEC allows us to “incorporate by reference” information into this prospectus supplement in addition to the information incorporated by reference in the accompanying prospectus, which means that we can disclose important information by referring you to another document filed separately with the SEC. This information incorporated by reference is considered part of this prospectus supplement, except to the extent that the information is superseded by information in this prospectus supplement. This prospectus supplement incorporates by reference

•	our Annual Report on Form 10-K for the year ended December 31, 2017.
We are also incorporating by reference the information contained in all other documents that we file with the SEC between the date of this prospectus supplement and the earlier of the termination of this offering and the time that all of the Common Shares offered hereby are sold. The information contained in any of these documents will be considered part of this prospectus supplement from the date these documents are filed.
Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.
If you would like to receive a copy of any document incorporated by reference into this prospectus supplement (which will not include any of the exhibits to the document other than those exhibits that are themselves specifically incorporated by reference into this prospectus supplement), you should call or write to Arch Capital Group Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, Attention: Secretary (telephone (441) 295-1422). We will provide these documents, without charge, by first class mail.

PROSPECTUS
ARCH CAPITAL GROUP LTD.
Common Shares, Preference Shares, Unsecured Debt Securities, Depositary Shares Representing Preference Shares or Common Shares, Warrants to Purchase Common Shares, Preference Shares or Debt Securities, Share Purchase Contracts and Share Purchase Units
ARCH CAPITAL GROUP (U.S.) INC.
Preferred Stock Fully and Unconditionally Guaranteed by Arch Capital Group Ltd. and Unsecured Debt Securities Fully and Unconditionally Guaranteed by Arch Capital Group Ltd.
ARCH CAPITAL FINANCE LLC
Unsecured Debt Securities Fully and Unconditionally Guaranteed by Arch Capital Group Ltd.

The following are types of securities that may be offered and sold from time to time under this prospectus:

•
Arch Capital Group Ltd. common shares, preference shares, unsecured debt securities, depositary shares representing preference shares or common shares, warrants to purchase common shares, preference shares or debt securities, share purchase contracts and share purchase units

•
Arch Capital Group (U.S.) Inc. preferred stock fully and unconditionally guaranteed by Arch Capital Group Ltd., unsecured debt securities fully and unconditionally guaranteed by Arch Capital Group Ltd.

•	Arch Capital Finance LLC unsecured debt securities fully and unconditionally guaranteed by Arch Capital Group Ltd.
In addition, selling shareholders to be named in a prospectus supplement may offer, from time to time, Arch Capital Group Ltd. common shares.
This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement. You should read this prospectus and the prospectus supplements carefully before you invest in the securities. A prospectus supplement will describe the securities Arch Capital Group Ltd., Arch Capital Group (U.S.) Inc., Arch Capital Finance LLC and/or the applicable selling shareholder are offering and selling, as well as the specific terms of the securities. Those terms may include, among others, as applicable:

•	Aggregate principal amount

•	Issue price

•	Denomination

•	Currency or composite currency

•	Maturity

•	Interest rate

•	Dividend rate

•	Sinking fund terms

•	Ranking

•	Redemption terms

•	Conversion terms

•	Listing on a securities exchange

•	Amount payable at maturity

•	Liquidation preference
The prospectus supplement may also supplement or update information contained in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Arch Capital Group Ltd. common shares are traded on the Nasdaq Global Select Market under the symbol “ACGL.”
INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 1 AND ANY SIMILARLY ENTITLED SECTION IN ANY PROSPECTUS SUPPLEMENT.
The date of this prospectus is November 3, 2017.

_________________
We have obtained consent from the Bermuda Monetary Authority for the issue and transfer of shares to and between persons regarded as non-resident in Bermuda for exchange control purposes. Issues and transfers of shares to any person regarded as resident in Bermuda for exchange control purposes may require specific prior approval from the Bermuda Monetary Authority. The Bermuda Monetary Authority accepts no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus.

ARCH CAPITAL GROUP LTD.
Arch Capital Group Ltd. (“Arch Capital”) is a Bermuda public company limited by shares and provides insurance, reinsurance and mortgage insurance on a worldwide basis through its wholly owned subsidiaries.
Arch Capital’s principal executive office is located at Waterloo House, Ground Floor, 100 Pitts Bay Road, Pembroke HM 08 Bermuda (telephone number: (441) 278-9250). Additional information about Arch Capital may be found over the Internet at our website at http://www.archcapgroup.com. The information on or accessible from our website is not a part of this prospectus and is not incorporated by reference herein.
You can obtain additional information about us in the reports and other documents incorporated by reference in this prospectus. See “Where You Can Find More Information” and “Incorporation of Documents by Reference.”
ARCH CAPITAL GROUP (U.S.) INC.
Arch Capital Group (U.S.) Inc. (“Arch U.S.”) is a Delaware corporation. Arch U.S. is a wholly-owned subsidiary of Arch Capital. Arch U.S. is a holding company for the U.S.-based insurance and reinsurance operations of Arch Capital. Its principal executive office is located at Harborside Financial Center, 300 Plaza Three, 3rd Floor, Jersey City, NJ 07311 (telephone number: (201) 743-4000).
ARCH CAPITAL FINANCE LLC
Arch Capital Finance LLC (“Arch Finance”) is a Delaware limited liability company. Arch Finance is a wholly-owned subsidiary of Arch U.S. and has no business activities. Its principal office is located at 360 Hamilton Avenue, Suite 600, White Plains, NY 10601 (telephone number: (914) 872-3600).
ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that Arch Capital, Arch-U.S. and Arch Finance (collectively, the “issuers”) have filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf process, each of the issuers may sell securities described in this prospectus, and selling shareholders may sell Arch Capital common shares, in one or more offerings. This prospectus provides you with a general description of the securities that an issuer and/or selling shareholders, may offer. This prospectus does not contain all of the information set forth in the registration statement as permitted by the rules and regulations of the SEC. For additional information regarding the issuers and the offered securities, please refer to the registration statement. Each time an issuer or one or more selling shareholders sells securities, we will file a prospectus supplement with the SEC that will contain specific information about the terms of that offering. The prospectus supplement may also add, update and change information contained in this prospectus. To the extent that any statement we make in a prospectus supplement is inconsistent with the statements made in this prospectus, the statement made in this prospectus will be deemed modified or superseded by the statement made in such prospectus supplement. You should read this prospectus, any prospectus supplement and any applicable pricing supplement together with additional information described under the headings “Where You Can Find More Information” and “Incorporation of Documents by Reference” before you invest in our securities.
In this prospectus, unless the context requires otherwise, “we,” “us,” “our” and “the Company” refer to Arch Capital and its subsidiaries (and do not include any selling shareholders).
RISK FACTORS
Before making an investment decision, you should carefully consider the risks described under “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” in the applicable prospectus supplement and in our then most recent Annual Report on Form 10-K, and in our updates to those risk factors in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware or focused on or that management deems immaterial. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS
The ratio of earnings to fixed charges of Arch Capital for each of the periods set forth below is as follows:

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges(1)	4.8x	10.0x	8.5x	13.2x	24.6x	16.9x
Ratio of earnings to fixed charges and preference share dividends(2)	3.7x	7.7x	6.6x	10.0x	14.8x	9.7x

(1)
For purposes of determining the ratio of earnings to fixed charges, (i) “earnings” consists of (a) income before income taxes, extraordinary item and cumulative effect of accounting change, minus (b) equity in net income (loss) of investees, plus (c) fixed charges and (ii) “fixed charges” consists of (a) interest and amortization on indebtedness, plus (b) estimate of interest component within rental expense net of sublease income.

(2)
For purposes of determining the ratio of earnings to fixed charges and preference share dividends, (i) “earnings” consists of (a) income before income taxes, extraordinary item and cumulative effect of accounting change, minus (b) equity in net income (loss) of investees, plus (c) fixed charges and (ii) “fixed charges and preference share dividends” consists of (a) interest and amortization on indebtedness, plus (b) estimate of interest component within rental expense net of sublease income, plus (c) dividends declared on our Preferred Shares, including dividends

USE OF PROCEEDS
Except as may otherwise be described in the prospectus supplement relating to an offering of securities, the net proceeds from the sale of the securities included in this prospectus will be used for general corporate purposes. Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of such offering and will be described in the related prospectus supplement.
We will not receive any of the proceeds from the sale of Arch Capital common shares by selling shareholders.
DESCRIPTION OF ARCH CAPITAL SHARE CAPITAL
The authorized share capital of Arch Capital consists of 600,000,000 common shares, par value U.S. $0.0033 per share, and 50,000,000 preference shares, par value U.S. $0.01 per share.
Common Shares
General
The following description of Arch Capital’s common shares is a summary. This summary is not complete and is subject to the complete text of applicable laws and Arch Capital’s memorandum of association and bye-laws.
Holders of the common shares have no preemptive, redemption, conversion or sinking fund rights. Subject to the voting restrictions described below, holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares and do not have any cumulative voting rights. In the event of a liquidation, dissolution, or winding up of Arch Capital, the holders of common shares are entitled to share equally and ratably in the assets of Arch Capital, if any, remaining after the payment of all debts and liabilities of Arch Capital and the liquidation preference of any outstanding preference shares. All outstanding common shares are fully paid and non-assessable. The board of directors of Arch Capital, which we refer to as “the board,” is permitted to authorize the issuance of additional common shares. Issuances of common shares are subject to the applicable rules of the Nasdaq Global Select Market or other organizations on whose systems Arch Capital’s common shares may then be quoted or listed.
Transfer Agent
American Stock Transfer & Trust Company is the transfer agent and registrar of Arch Capital’s common shares.

Dividends
Holders of Arch Capital’s common shares are entitled to participate equally in dividends when the board declares dividends on common shares out of funds legally available for dividends. The rights of holders of Arch Capital’s common shares to receive dividends are subject to the preferences of holders of Arch Capital’s preference shares, including Arch Capital’s issued and outstanding preference shares, which require that no dividends may be paid on or with respect to Arch Capital’s common shares prior to the declaration and payment of a dividend with respect to such preference shares.
Liquidation Rights
In the event of a liquidation, dissolution, or winding up of Arch Capital, the holders of common shares have a right to a ratable portion of assets remaining after the payment of all debts and liabilities of Arch Capital, if any, and the liquidation preference of any outstanding preference shares, plus any declared and unpaid dividends thereon, before any distribution is made on any common shares.
Voting Limitation
Under Arch Capital’s bye-laws, if the votes conferred directly or indirectly or by attribution, by Arch Capital’s shares directly or indirectly or constructively owned (within the meaning of section 958 of the Internal Revenue Code of 1986, as amended (the “Code”)) by any U.S. person (as defined in section 7701(a)(30) of the Code) would otherwise represent more than 9.9% of the voting power of all shares entitled to vote generally at an election of directors, the votes conferred by such shares or such U.S. person will be reduced by whatever amount is necessary so that after any such reduction the votes conferred by the shares of such person will constitute 9.9% of the total voting power of all shares entitled to vote generally at an election of directors.
There may be circumstances in which the votes conferred on a U.S. person are reduced to less than 9.9% as a result of the operation of bye-law 45 because of shares that may be attributed to that person under the Code.
Notwithstanding the provisions of Arch Capital’s bye-laws described above, after having applied such provisions as best as they consider reasonably practicable, the board may make such final adjustments to the aggregate number of votes conferred directly or indirectly or by attribution by the shares directly or indirectly or constructively owned by any U.S. person that they consider fair and reasonable in all the circumstances to ensure that such votes represent 9.9% of the aggregate voting power of the votes conferred by all Arch Capital’s shares entitled to vote generally at an election of directors.
In order to implement bye-law 45, we will assume that all shareholders are U.S. persons unless we receive assurances satisfactory to us that they are not U.S. persons.
Preference Shares
General
The following summary of terms of Arch Capital’s preference shares is not complete. You should refer to the provisions of Arch Capital’s memorandum of association and bye-laws and the terms of each class or series of the preference shares which will be filed with the SEC at or prior to the time of issuance of such class or series of preference shares and described in the applicable prospectus supplement. The applicable prospectus supplement may also state that any of the terms set forth herein are inapplicable to such series of preference shares.
Arch Capital’s bye-laws allow the board to authorize the issuance of preference shares in one or more series, and may fix the rights and preferences of those shares, including as to dividends, voting (which will be subject to the limitations described above under “Common Shares—Voting Limitation”), redemption, conversion rights and otherwise.
Issuances of preference shares are subject to the applicable rules of the Nasdaq Global Select Market, the New York Stock Exchange or other organizations on whose systems Arch Capital’s preference shares may then be quoted or listed. Depending upon the terms of preference shares established by the board, any or all series of preference shares could have preferences over the common shares with respect to dividends and other distributions and upon liquidation of Arch Capital.

Issuance of any such shares with voting powers, or issuance of additional shares of common shares, would dilute the voting power of the outstanding common shares.
Terms
The specific terms of each series of preference shares offered pursuant to any prospectus supplement will be described in the applicable prospectus supplement related to such series of preference shares.
DESCRIPTION OF ARCH CAPITAL DEBT SECURITIES
General
We may issue debt securities from time to time in one or more series, under one or more indentures. The senior debt indenture and the form of subordinated indenture have been filed as exhibits to the registration statement of which this prospectus is a part, subject to such amendments or supplements as may be adopted from time to time. The senior indenture is, and the subordinated indenture will be, subject to and governed by the Trust Indenture Act. The aggregate principal amount of debt securities which may be issued under each indenture is unlimited and each indenture sets forth the specific terms of any series of debt securities or provide that such terms will be set forth in, or determined pursuant to, an authorizing resolution, as defined in the applicable prospectus supplement, and/or a supplemental indenture, if any, relating to such series.
Terms
The debt securities will be Arch Capital’s unsecured obligations.
The senior debt securities will rank equal in right of payment with all Arch Capital’s other unsecured and unsubordinated indebtedness.
The subordinated debt securities will be subordinated in right of payment to the prior payment in full of all Arch Capital’s senior indebtedness.
The specific terms of each series of debt securities will be set forth in the applicable prospectus supplement relating thereto.
DESCRIPTION OF ARCH CAPITAL DEPOSITARY SHARES
General
We may, at our option, elect to offer depositary shares, each consisting of one or more, or a specified fraction, of a common share or a preference share of a particular series. In the event we elect to do so, depositary receipts evidencing depositary shares will be issued to the public.
The specific terms of the depositary shares offered by any prospectus supplement, will be described in the applicable prospectus supplement related to such depositary shares.
DESCRIPTION OF ARCH CAPITAL WARRANTS TO PURCHASE
COMMON SHARES OR PREFERENCE SHARES
We may issue common share warrants or preference share warrants (collectively, “share warrants”) independently or together with any securities offered by any prospectus supplement and such common share warrants or preference share warrants may be attached to or separate from such securities.
The specific terms of each series of share warrants offered by any prospectus supplement will be described in the applicable prospectus supplement related to such share warrants.

DESCRIPTION OF ARCH CAPITAL WARRANTS TO PURCHASE DEBT SECURITIES
We may issue debt warrants independently or together with any securities offered by any prospectus supplement and such debt warrants may be attached to or separate from such securities. Each series of debt warrants will be issued under a separate debt warrant agreement to be entered into between us and a debt warrant agent, all as set forth in the applicable prospectus supplement. The debt warrant agent will act solely as our agent in connection with the certificates representing the debt warrants and will not assume any obligation or relationship of agency or trust for or with any holders of debt warrant certificates or beneficial owners of debt warrants.
The specific terms of each series of debt warrants offered by any prospectus supplement will be described in the applicable prospectus supplement related to such debt warrants.
Warrant holders will not have any of the rights of holders of debt securities, including the right to receive the payment of principal of, any premium or interest on, or any additional amounts with respect to, the debt securities or to enforce any of the covenants of the debt securities or the applicable indenture except as otherwise provided in such indenture.
DESCRIPTION OF ARCH CAPITAL
SHARE PURCHASE CONTRACTS AND SHARE PURCHASE UNITS
We may issue share purchase contracts, representing contracts obligating the holders thereof to purchase from us, and for us to sell to such holders, or obligating the holders thereof to sell to us, and for us to purchase from such holders, a fixed or varying number of common shares or preference shares at a future date or dates. The price per share may be fixed at the time the share purchase contracts are entered into or may be determined by reference to a specific formula set forth in the share purchase contracts. Any share purchase contract may include anti-dilution provisions to adjust the number of shares to be delivered pursuant to such share purchase contract upon the occurrence of certain events. The share purchase contracts may be entered into separately or as a part of share purchase units consisting of one or more share purchase contracts and any one or more of:
(1)    debt securities of Arch Capital (which may be senior or subordinated);
(2)    debt securities of Arch U.S. (which may be senior or subordinated), fully and unconditionally guaranteed by Arch Capital;
(3)    senior debt securities of Arch Finance, fully and unconditionally guaranteed by Arch Capital;
(4)    preference shares of Arch Capital;
(5)    preference shares of Arch U.S., fully and unconditionally guaranteed by Arch Capital; or
(6)    debt or equity obligations of third parties, including U.S. Treasury securities.
The specific terms of the share purchase contract offered by any prospectus supplement will be described in the applicable prospectus supplement related to such share purchase contracts.
DESCRIPTION OF ARCH CAPITAL GROUP (U.S.) INC. PREFERRED STOCK
General
In this section, references to “Arch U.S.” refer solely to Arch Capital Group (U.S.) Inc. and not its subsidiaries.
The following summary of terms of Arch U.S.’s preferred stock is not complete. You should refer to the provisions of Arch U.S.’s certificate of incorporation and by-laws, the Delaware General Corporation Law and the terms of each class or series of the preferred stock which will be filed with the SEC at or prior to the time of issuance of such class or series of preferred stock and described in the applicable prospectus supplement. The applicable prospectus supplement may also state that any of the terms set forth herein are inapplicable to such series of preferred stock.

Under Arch U.S.’s certificate of incorporation, Arch U.S.’s board of directors is authorized to issue shares of preferred stock in one or more series, and may fix the terms of those shares, including as to the number of shares to be included in the series, the designation, powers, preferences and rights of the shares of the series and the qualifications, limitations or restrictions of such series.
As of the date of this prospectus, Arch U.S. is authorized to issue up to 1,000 shares of preferred stock, par value $0.01 per share.
The rights of holders of the preferred stock offered may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future. Arch U.S.’s board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purpose.
Terms
The specific terms of each series of preferred stock offered by any prospectus supplement will be described in the applicable prospectus supplement related to such preferred stock.
Guarantee
Payment of the guarantee payments in respect of the preferred stock will be fully and unconditionally guaranteed on an unsecured basis by Arch Capital. The guarantee will be an unsecured obligation of Arch Capital and will rank (i) subordinate and junior in right of payment, and subject, to all liabilities of Arch Capital, except those made pari passu or subordinate by their terms, (ii) pari passu with the most senior preferred stock or preference shares now or hereafter issued by Arch Capital and with any guarantee now or hereafter entered into by Arch Capital in respect of any of the most senior preferred stock or preference stock of any affiliate of Arch Capital, and (iii) senior to all common shares now or hereafter issued by Arch Capital.
DESCRIPTION OF ARCH CAPITAL GROUP (U.S.) INC. UNSECURED DEBT SECURITIES
In this section, references to “Arch U.S.” refer solely to Arch Capital Group (U.S.) Inc. and not its subsidiaries.
Arch U.S. may issue debt securities from time to time in one or more series, under one or more indentures. The senior debt indenture and the form of subordinated indenture have been filed as exhibits to the registration statement of which this prospectus is a part, subject to such amendments or supplements as may be adopted from time to time. The senior indenture is, and the subordinated indenture will be, subject to and governed by the Trust Indenture Act. The aggregate principal amount of debt securities which may be issued under each indenture is unlimited and each indenture sets forth the specific terms of any series of debt securities or provides that such terms will be set forth in, or determined pursuant to, an authorizing resolution, as defined in the applicable prospectus supplement, and/or a supplemental indenture, if any, relating to such series.
The specific terms of each series of debt securities will be set forth in the applicable prospectus supplement related thereto.
The debt securities will be fully and unconditionally guaranteed by Arch Capital, as the guarantor.
DESCRIPTION OF ARCH CAPITAL FINANCE LLC UNSECURED DEBT SECURITIES
Arch Finance may issue debt securities from time to time in one or more series, under one or more indentures. The senior debt indenture has been filed as an exhibit to the registration statement of which this prospectus is a part, subject to such amendments or supplements as may be adopted from time to time. The senior debt indenture is subject to and governed by the Trust Indenture Act. The aggregate principal amount of debt securities which may be issued under the indenture is unlimited and the indenture sets forth the specific terms of any series of debt securities or provide that such terms will be set forth in, or determined pursuant to, an authorizing resolution, as defined in the applicable prospectus supplement, and/or a supplemental indenture, if any, relating to such series.
The specific terms of each series of debt securities will be set forth in the applicable prospectus supplement related thereto.

The debt securities will be fully and unconditionally guaranteed by Arch Capital, as the guarantor.
SELLING SHAREHOLDERS
To the extent that this prospectus is used by any selling shareholder to resell any Arch Capital common shares, information with respect to the selling shareholder will be contained in a supplement to this prospectus.
PLAN OF DISTRIBUTION
We may sell the securities:

•	through underwriters or dealers;

•	through agents;

•	directly to purchasers; or

•	through a combination of any such methods of sale.
Any underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). The prospectus supplement relating to any offering of securities by us will set forth its offering terms, including the name or names of any underwriters, the purchase price of the securities and the proceeds to us from such sale, any underwriting discounts, commissions and other items constituting underwriters’ compensation, any initial public offering price, and any underwriting discounts, commissions and other items allowed or reallowed or paid to dealers, and any securities exchanges on which the securities may be listed. Only underwriters so named in the prospectus supplement are deemed to be underwriters in connection with the securities offered by us within this prospectus.
If underwriters are used in the sale, they will acquire the securities for their own account and may resell them from time to time in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices, or at negotiated prices. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the offered securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or real-lowed or paid to dealers may be changed from time to time.
Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to the agent will be set forth, in the accompanying prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.
If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase securities from us at the public offering price set forth in the accompanying prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject to any conditions set forth in the accompanying prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of these con-tracts. The underwriters and other persons soliciting these contracts will have no responsibility for the validity or performance of any such contracts.
Any underwriters to whom or agents through whom these securities are sold by us for public offering and sale may make a market in these securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading market for any such securities.
Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act or to contribution by us to payments they may be required to make in respect thereof.

Certain of the underwriters, agents or dealers and their associates may engage in transactions with and perform services for us in the ordinary course of business.
Arch Capital’s common shares are quoted on Nasdaq Global Select Market under the symbol “ACGL.” Securities of any of the issuers may be listed on one or more securities exchanges from time to time. Unless we state otherwise in the applicable prospectus supplement, we do not intend to apply for listing of the other securities on any securities exchange or other stock market. Any underwriters to whom we sell securities for public offering and sale may make a market in the securities that they purchase, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Accordingly, we give you no assurance as to the development or liquidity of any trading market for the securities.
WHERE YOU CAN FIND MORE INFORMATION
Arch Capital
Arch Capital is subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), and in accordance therewith files reports, proxy statements and other information with the SEC. These reports, proxy statements and other information contain additional information about Arch Capital. You can inspect and copy these materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC. The SEC’s Internet address is http://www.sec.gov. You can also inspect these materials at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.
Arch Capital Group (U.S.) Inc.
Arch U.S. is not currently subject to the information reporting requirements of the Exchange Act. Arch U.S. is a wholly-owned subsidiary of Arch Capital. Any future issuances of preferred stock or debt securities of Arch U.S. will be fully and unconditionally guaranteed by Arch Capital. See “Description of Arch Capital Group (U.S.) Inc. Preferred Stock” and “Description of Arch Capital Group (U.S.) Inc. Unsecured Debt Securities.”
Arch Capital Finance LLC
Arch Finance is not currently subject to the information reporting requirements of the Exchange Act. Arch Finance is a wholly-owned subsidiary of Arch Capital. Any future issuances of debt securities of Arch Finance will be fully and unconditionally guaranteed by Arch Capital. See “Description of Arch Capital Finance LLC Unsecured Debt Securities.”
INCORPORATION OF DOCUMENTS BY REFERENCE
The SEC allows Arch Capital to “incorporate by reference” information into this prospectus, which means that it can disclose important information by referring you to another document filed separately with the SEC. This prospectus incorporates by reference the documents listed below which have been filed by Arch Capital with the SEC and any future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.

•	Annual report on Form 10-K for the year ended December 31, 2016.

•	Quarterly reports on Form 10-Q for the periods ended March 31, 2017, June 30, 2017, and September 30, 2017.

•
Current report on Form 8-K filed on January 6, 2017 (Items 2.01 and 9.01 (only as it relates to Item 2.01) only), January 9, 2017, January 10, 2017 (Items 2.01 and 9.01 (only as it relates to Item 2.01) only), February 27, 2017 (Items 5.02 and 8.01 only), May 5, 2017, June 6, 2017, June 8, 2017, June 12, 2017, June 14, 2017, June 19, 2017, July 5, 2017 and August 16, 2017, August 17, 2017, August 25, 2017, September 19, 2017 (Items 5.02 and 9.01 (only as it relates to Item 5.02) only) and September 22, 2017 (Items 5.02 and 9.01 (only as it relates to Item 5.02) only).

•
The description of the common shares contained in our registration statement on Form 8-A filed on August 23, 2002 pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

•
The description of our outstanding 6.75% Non-Cumulative Preference Shares, Series C, par value US $0.01 per share, contained in our registration statement on Form 8-A filed on April 4, 2012 pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

•
The description of our outstanding 5.25% Non-Cumulative Preferred Shares, Series E, par value US $0.01 per share, contained in our registration statement on Form 8-A filed on September 29, 2016 pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

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The description of our outstanding 5.45% Non-Cumulative Preferred Shares, Series F, par value US $0.01 per share, contained in our registration statement on Form 8-A filed on August 14, 2017, pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

Arch Capital is also incorporating by reference the information contained in all other documents that it files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and prior to the termination of an offering shall be deemed to be incorporated by reference into this prospectus. The information contained in any of these documents will be considered part of this prospectus from the date these documents are filed.
If you would like to receive a copy of any document incorporated by reference into this prospectus (which will not include any of the exhibits to the document other than those exhibits that are themselves specifically incorporated by reference into this prospectus) or an issuer’s constitutional documents, you should call or write to Arch Capital Group Ltd., Waterloo House, Ground Floor, 100 Pitts Bay Road, Pembroke HM 08 Bermuda, Attention: Secretary (telephone (441) 278-9250). Arch Capital will provide these documents, without charge, by first class mail.
None of the issuers has authorized anyone to give any information or make any representation about an issuer that is different from, or in addition to, that contained in this prospectus or in any of the materials that the issuers have incorporated by reference into this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. The information contained in this prospectus speaks only as of the date of this document, unless the information specifically indicates that another date applies.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
The Private Securities Litigation Reform Act of 1995 (“PSLRA”) provides a “safe harbor” for forward-looking statements. This prospectus or any other written or oral statements made by or on behalf of us may include forward- looking statements, which reflect our current views with respect to future events and financial performance. All statements other than statements of historical fact included in or incorporated by reference in this prospectus are forward-looking statements. Forward-looking statements, for purposes of the PSLRA or otherwise, can generally be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” and similar statements of a future or forward-looking nature or their negative or variations or similar terminology.
Forward-looking statements involve our current assessment of risks and uncertainties. Actual events and results may differ materially from those expressed or implied in these statements. Important factors that could cause actual events or results to differ materially from those indicated in such statements are discussed in our periodic reports filed with the SEC.
All subsequent written and oral forward‑looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in our periodic reports filed with the SEC. We undertake no obligation to publicly update or revise any forward‑looking statement, whether as a result of new information, future events or otherwise.

LEGAL MATTERS
Certain legal matters with respect to the securities will be passed upon for the issuers by Cahill Gordon & Reindel LLP, New York, New York. Certain legal matters with respect to the securities under the laws of Bermuda will be passed upon for us by Conyers Dill & Pearman Limited, Hamilton, Bermuda.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Arch Capital for the year ended December 31, 2016, which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of the United Guaranty Corporation acquired on December 31, 2016, and the audited historical financial statements of United Guaranty Corporation included on Exhibit 99.1 of Arch Capital’s Current Report on Form 8-K dated January 6, 2017, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
With respect to the unaudited financial information of Arch Capital for the three-month periods ended March 31, 2017 and 2016, the three-month and six-month periods ended June 30, 2017 and 2016, and the three-month and nine-month periods ended September 30, 2017 and 2016, incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated May 5, 2017, August 4, 2017, and November 3, 2017, incorporated by reference herein state that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited financial information because these reports are not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.
ENFORCEMENT OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS
We are a Bermuda company. In addition, certain of our directors and officers, as well as certain of the experts named in this prospectus, reside outside the United States, and all or a substantial portion of our assets and their assets are located outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon those persons or to recover against us or those persons on judgments of courts in the United States, including judgments based on civil liabilities provisions of the United States federal securities laws. However, investors may serve Arch Capital with process in the United States with respect to actions against us arising out of or in connection with violations of United States federal securities law relating to offers and sales of securities covered by this prospectus by serving National Registered Agents, Inc., 440 9th Avenue, 5th floor, New York, New York 10001, its United States agent irrevocably appointed for that purpose.
We have been advised by Conyers Dill & Pearman Limited, our Bermuda counsel, that the United States and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. We also have been advised by Conyers Dill & Pearman Limited that there is doubt as to whether the courts of Bermuda would enforce (1) judgments of United States courts based on the civil liability provisions of the United States federal securities laws obtained in actions against us or our directors and officers, and (2) original actions brought in Bermuda against us or our officers and directors based solely upon the United States federal securities laws. A Bermuda court may, however, impose civil liability on us or our directors or officers in a suit brought in the Supreme Court of Bermuda; provided that the facts alleged constitute or give rise to a cause of action under Bermuda law. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under the U.S. federal securities laws, would not be allowed in Bermuda courts to the extent that they are contrary to public policy.

ARCH CAPITAL GROUP LTD.
Common Shares, Preference Shares, Unsecured Debt Securities, Depositary Shares Representing Preference Shares or Common Shares, Warrants to Purchase Common Shares, Preference Shares or Debt Securities, Share Purchase Contracts and Share Purchase Units

ARCH CAPITAL GROUP (U.S.) INC.
Preferred Stock Fully and Unconditionally Guaranteed by Arch Capital Group Ltd. and Unsecured Debt Securities Fully and Unconditionally Guaranteed by Arch Capital Group Ltd.

ARCH CAPITAL FINANCE LLC
Unsecured Debt Securities Fully and Unconditionally Guaranteed by Arch Capital Group Ltd.

The date of this prospectus is November 3, 2017.

The date of this prospectus supplement is March , 2018.